SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February 2015.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.

This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on February 12, 2015, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States for the three and nine months ended December 31, 2013 and 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 12, 2015	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President and Chief Financial Officer
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.

The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on February 12, 2015, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three and nine months ended December 31, 2013 and 2014.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

This document contains non-GAAP financial measures, including adjusted long-term and interest-bearing debt, adjusted total assets and adjusted ORIX Corporation shareholders’ equity, as well as other measures and ratios calculated on the basis thereof. These non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable financial measures included in our consolidated financial statements presented in accordance with U.S. GAAP. Reconciliations of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures are included in this document.

The Company believes that it will be considered a “passive foreign investment company” for U.S. Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Fiscal year ended March 31, 2014
Total revenues	¥938,886	¥1,574,020	¥1,318,489
Income before income taxes and discontinued operations	179,111	281,667	283,726
Net income attributable to ORIX Corporation shareholders	118,177	186,724	186,794
Comprehensive Income attributable to ORIX Corporation shareholders	153,181	220,909	223,059
ORIX Corporation shareholders’ equity	1,842,343	2,106,393	1,918,740
Total assets	8,673,628	11,379,485	9,069,392
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	93.97	142.61	147.30
Diluted (yen)	90.69	142.41	142.77
ORIX Corporation shareholders’ equity ratio (%)	21.2	18.5	21.2
Cash flows from operating activities	307,932	180,895	470,993
Cash flows from investing activities	(148,693)	(250,448)	(202,166)
Cash flows from financing activities	(290,712)	15,189	(274,579)
Cash and cash equivalents at end of period	704,010	784,208	827,299

	Millions of yen (except for per share amounts and ratios)
	Three months ended December 31, 2013	Three months ended December 31, 2014
Total revenues	¥348,873	¥631,756
Net income attributable to ORIX Corporation shareholders	37,769	45,297
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	29.35	34.62

Notes	1.

Pursuant to FASB Accounting Standards Codification (“ASC”) 205-20 (“Presentation of Financial Statements—Discontinued Operations”), certain amounts in the fiscal year ended March 31, 2014 related to the operations of subsidiaries, business units, and certain properties that have been sold or are to be disposed of by sale without significant continuing involvement as of December 31, 2014 have been reclassified retrospectively.

	2.	Consumption tax is excluded from the stated amount of total revenues.
	3.

Certain line items presented in the condensed consolidated statements of income have been changed starting from the three months period ended December 31, 2014. The amounts of total revenues in the previous years have been retrospectively reclassified for this change.

(2) Overview of Activities

During the nine months ended December 31, 2014, no significant changes were made in the Company and its subsidiaries’ operations.

The change of principal related companies are below:

Retail Segment

On July 1 2014, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), a wholly owned subsidiary of the Company, completed the acquisition of the entire issued shares of Hartford Life Insurance K.K. (Head office: Minato-ku, Tokyo, Japan; business description: life insurance business and reinsurance business, etc., hereinafter, “HLIKK”) from The Hartford Life, Inc. (Head office: Simsbury, Connecticut, U.S.A.), a wholly owned second-tier subsidiary of The Hartford Financial Services Group, Inc. in order to enhance ORIX Life Insurance’s capital strength and improve the soundness of its operations with the aim of accelerating its future growth. As a result, HLIKK has become a consolidated subsidiary of the Company.

2. Risk Factors

Investing in our securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2014 and the other information in that annual report, including, but not limited to, our consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our business activities, financial condition and results of operations and the trading prices of our securities could be adversely affected by any of those factors or other factors.

3. Material Contracts

Not applicable.

4. Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report (shihanki houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

In the United States, with recovery in consumer spending and improvement in the job market, quantitative easing program has ended, and the uncertainty now centers on the timing of the Fed’s interest rate increases. Meanwhile, with new monetary easing measures being introduced in Japan and Europe, we are seeing dissimilarities among the monetary policies adopted by different countries.

In Japan, capital expenditures are recovering and companies that benefit from weaker yen are achieving record profits. Meanwhile, consumer spending is losing momentum following the consumption tax hike that went into effect in April 2014, and there are concerns that the recent negative GDP growth rate result may linger. Furthermore, with impacts of the Chinese economy slowing down and the sharp decline in oil prices, economic environments both inside and outside of Japan continue to exhibit signs of instability and imbalance.

Financial Highlights

Financial Results for the Nine Months Ended December 31, 2014

Total revenues	¥1,574,020 million (Up 68% year on year)
Total expenses	¥1,362,855 million (Up 75% year on year)
Income before income taxes and discontinued operations	¥281,667 million (Up 57% year on year)
Net income attributable to ORIX Corporation Shareholders	¥186,724 million (Up 58% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥142.61 (Up 52% year on year)
(Diluted)	¥142.41 (Up 57% year on year)
ROE (Annualized) *1	12.4% (9.0% during the same period in the previous fiscal year)
ROA (Annualized) *2	2.44% (1.84% during the same period in the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.

Total revenues for the nine months ended December 31, 2014 increased 68% to ¥1,574,020 million compared to ¥938,886 million during the same period of the previous fiscal year. In addition to an increase in operating leases revenues, which resulted principally from expansion in the domestic auto leasing business, life insurance premiums and related investment income also increased as a result of the recognition of investment income from underlying investments related to variable annuity and variable life insurance contracts in connection with the consolidation of Hartford Life Insurance K.K. (hereinafter, “HLIKK”), which we acquired on July 1, 2014. In addition, services income increased due to contributions from Robeco Groep N.V. (hereinafter, “Robeco”), which was acquired on July 1, 2013, and from other newly acquired and consolidated subsidiaries acquired as part of our private equity investments, as well as expansion in the environment and energy-related business. Sales of goods and real estate increased primarily due to contributions from newly acquired and consolidated subsidiaries and DAIKYO INCORPORATED (hereinafter, “DAIKYO”) which became a consolidated subsidiary on February 27, 2014. Furthermore, gains on investment securities and dividends increased due to the sale of shares of Monex Group Inc. On the other hand, finance revenues decreased compared to the same period of the previous fiscal year due to reduced gains from sales of installment loans and decreased yield in the installment loan business.

Total expenses increased 75% to ¥1,362,855 million compared to ¥779,544 million during the same period of the previous fiscal year. In line with the abovementioned revenue increases, costs of operating leases, life insurance costs, costs of goods and real estate sold and services expense also increased. Selling, general and administrative expenses also increased due in part to an increase in the number of consolidated subsidiaries and strong performance of fee business in the United States. Meanwhile, interest expense decreased compared to the same period of the previous fiscal year due to a decrease in funding costs.

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased compared to the same period of the previous fiscal year primarily due to the recognition of a gain on sale of partial shares of STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”), which as a result of the sale became an equity method affiliate from a consolidated subsidiary. In addition, the HLIKK consolidation resulted in a bargain purchase gain in an amount representing the excess of fair value of the net assets acquired over the fair value of the consideration transferred.

For more information about the acquisition of HLIKK, see Note 4 “acquisitions.”

As a result of the foregoing, income before income taxes and discontinued operations for the third consolidated period increased 57% to ¥281,667 million compared to ¥179,111 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 58% to ¥186,724 million compared to ¥118,177 million during the same period of the previous fiscal year.

Starting from the third consolidated period, we have made changes in line items presented in the condensed consolidated balance sheets, the condensed consolidated statements of income and the condensed consolidated statements of cash flows. These changes aim to reflect fairly the changing revenues structure of the company, namely the increasing proportion of revenues from non-finance business, which has resulted from continued diversification in our business activities and also an increase in the number of consolidated subsidiaries acquired in recent years. For instance, in the consolidated statements of income, revenues from transactions previously classified under “other operating revenues” and “revenues from asset management and servicing” have been reclassified into “services income”, a new line item that reflects the actual business transaction more accurately. In the consolidated balance sheets, while there are no major changes, “other operating assets” has been changed to “property under facility operations”. The consolidated financial statements in the previous fiscal year have been adjusted retrospectively to reflect these changes.

Going forward, considering the expected further growth of our non-finance business and further expansion of our investments both in Japan and abroad, we have decided to implement the aforementioned changes in certain line items presented in the consolidated financial statements beginning from the third consolidated period in order to increase usefulness of the consolidated financial statements for users. For details of the changes made to the consolidated financial statements, refer to the note 2. Significant Accounting and Reporting Policies.

Segment Information

Total revenues and profits by segment for the nine months ended December 31, 2013 and 2014 are as follows:

	Millions of yen
	Nine months ended December 31, 2013		Nine months ended December 31, 2014		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥57,732	¥17,974	¥61,069	¥18,661	¥3,337	6	¥687	4
Maintenance Leasing	188,759	30,261	198,246	31,578	9,487	5	1,317	4
Real Estate	153,594	15,748	147,208	22,481	(6,386)	(4)	6,733	43
Investment and Operation	121,356	29,855	428,816	25,239	307,460	253	(4,616)	(15)
Retail	155,429	39,622	335,252	96,570	179,823	116	56,948	144
Overseas Business	274,934	52,364	406,545	84,786	131,611	48	32,422	62

Total	951,804	185,824	1,577,136	279,315	625,332	66	93,491	50

Difference between Segment Total and Consolidated Amounts	(12,918)	(6,713)	(3,116)	2,352	9,802	—	9,065	—

Total Consolidated Amounts	¥938,886	¥179,111	¥1,574,020	¥281,667	¥635,134	68	¥102,556	57

Total assets by segment as of March 31, 2014 and December 31, 2014 are as follows:

	Millions of yen
	March 31, 2014		December 31, 2014		Change
	Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	¥992,078	10.9	¥1,083,163	9.5	¥91,085	9
Maintenance Leasing	622,009	6.9	675,839	6.0	53,830	9
Real Estate	962,404	10.6	877,763	7.7	(84,641)	(9)
Investment and Operation	565,740	6.2	604,856	5.3	39,116	7
Retail	2,166,986	23.9	3,771,020	33.1	1,604,034	74
Overseas Business	1,972,138	21.8	2,268,578	20.0	296,440	15

Total	7,281,355	80.3	9,281,219	81.6	1,999,864	27

Difference between Segment Total and Consolidated Amounts	1,788,037	19.7	2,098,266	18.4	310,229	17

Total Consolidated Amounts	¥9,069,392	100.0	¥11,379,485	100.0	¥2,310,093	25

Total segment profits increased 50% to ¥279,315 million compared to ¥185,824 million during the same period of the previous fiscal year. The Retail, Overseas Business, and Real Estate segments made significant profit contributions and the Maintenance Leasing and the Corporate Financial Services segments also displayed strong performance, while profits from the Investment and Operation segment decreased compared to the same period of the previous fiscal year.

Previously, segment revenues were presented after adjusting inter-segment transactions. The segment revenues have been changed to include inter-segment transactions from the three months ended December 31, 2014 because the volume of inter-segment transactions has been increasing. The amounts of segment revenues in the previous periods have also been retrospectively reclassified to conform to the presentation for the nine months ended December 31, 2014 and for the three months ended December 31, 2014. However, the effect of these changes did not have a significant effect on segment revenues.

Segment information for the nine months ended December 31, 2014 is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

		Nine months ended December 31, 2013	Nine months ended December 31, 2014	Change Amount	Change Percent (%)
Segment Profits	(millions of yen)	17,974	18,661	687	4

		As of March 31, 2014	As of December 31, 2014	Change Amount	Change Percent (%)
Segment Assets	(millions of yen)	992,078	1,083,163	91,085	9

In Japan, despite the negative impact on consumer spending and housing investment from the consumption tax hike that went into effect in April 2014, capital expenditures are expected to increase due to continued improvement in corporate revenues. We are also seeing an increase in lending by financial institutions to small and medium enterprises (hereinafter, “SMEs”) in addition to large corporations, while the competition in the lending business continues to intensify.

While finance revenues decreased due to decreased average installment loan balances, the contribution from services income increased due primarily to robust fee business including solar panel and life insurance sales to domestic SMEs. As a result, segment profits increased compared to the same period of the previous fiscal year.

Segment assets increased compared to the end of the previous fiscal year due primarily to the inclusion of goodwill and other intangible assets recorded following the consolidation of Yayoi Co., Ltd., which we acquired on December 22, 2014, despite a decrease in investment in direct financing leases and installment loans.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing and precision measuring equipment and IT-related equipment rentals and leasing

		Nine months ended December 31, 2013	Nine months ended December 31, 2014	Change Amount	Change Percent (%)
Segment Profits	(millions of yen)	30,261	31,578	1,317	4

		As of March 31, 2014	As of December 31, 2014	Change Amount	Change Percent (%)
Segment Assets	(millions of yen)	622,009	675,839	53,830	9

The Japanese automobile leasing industry has been experiencing steady recovery in the number of new auto leases in line with Japan’s gradual economic recovery, despite the temporary negative impact of the consumption tax hike that went into effect in April 2014.

Operating leases revenues and finance revenues increased in line with the steady expansion of assets in the automobile business, and costs of operating leases and selling, general and administrative expenses increased in line with such increase in revenues. Segment profits increased compared to the same period of the previous fiscal year with an increase in profits driven by asset growth.

Segment assets increased compared to the end of the previous fiscal year due to steady increases in investment in operating leases and investment in direct financing leases primarily in the automobile business.

Real Estate Segment: Real estate development, rental and financing; facility operation; REIT asset management; and real estate investment and advisory services

			Nine months ended December 31, 2013	Nine months ended December 31, 2014	Change Amount	Change Percent (%)
Segment Profits	(millions of yen	)	15,748	22,481	6,733	43

			As of March 31, 2014	As of December 31, 2014	Change Amount	Change Percent (%)
Segment Assets	(millions of yen	)	962,404	877,763	(84,641)	(9)

Office rents and vacancy rates in the Japanese office building market are continuing to show signs of improvement. In the J-REIT market, property acquisitions are increasing, and we are also seeing sales of large-scale real estate and rising sales prices due to increased competition among buyers. Furthermore, large-scale real estate transactions by foreign investors are increasing.

Rental revenues, which are included in operating leases revenues and finance revenues decreased due to a decrease in asset balance. On the other hand, gains on sales of real estate under operating leases, which are included in operating leases revenues, increased. Segment profits increased compared to the same period of the previous fiscal year due to an increase in services income primarily due to solid performance by the facility operation business and increased fees from asset management.

Segment assets decreased compared to the end of the previous fiscal year primarily as a result of sales of rental properties.

Investment and Operation Segment: Environment and energy-related business, principal investment and loan servicing (asset recovery)

			Nine months ended December 31, 2013	Nine months ended December 31, 2014	Change Amount	Change Percent (%)
Segment Profits	(millions of yen	)	29,855	25,239	(4,616)	(15)

			As of March 31, 2014	As of December 31, 2014	Change Amount	Change Percent (%)
Segment Assets	(millions of yen	)	565,740	604,856	39,116	7

In the Japanese environment and energy-related business, even though the government is reassessing the renewable energy purchase program, the significance of renewable energy in the mid-long term is on the rise, with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, the fiscal year ended March 31, 2014 marked the fourth consecutive year of increase in the number of initial public offerings. This favorable capital markets environment is continuing into this fiscal year.

Segment profits decreased compared to the same period of the previous fiscal year due to a decrease in profit contribution from the loan servicing business and from DAIKYO. This decrease offsets increases in services income and sales of goods and real estate, both resulted from solid profit contributions from the newly acquired subsidiaries, the environment and energy-related business, and consolidation of DAIKYO.

Segment assets increased compared to the end of the previous fiscal year due to an increase in assets contributed by the newly acquired subsidiaries and also expansion in the environment and energy-related business, offsetting a decrease in installment loans in the loan servicing business.

Retail Segment: Life insurance, banking and card loan business

		Nine months ended December 31, 2013	Nine months ended December 31, 2014	Change Amount	Change Percent (%)
Segment Profits	(millions of yen)	39,622	96,570	56,948	144

		As of March 31, 2014	As of December 31, 2014	Change Amount	Change Percent (%)
Segment Assets	(millions of yen)	2,166,986	3,771,020	1,604,034	74

Although the life insurance business is being affected by macroeconomic factors such as domestic population decline, we are seeing increasing numbers of companies developing new products in response to the rising demand for medical insurance. In the consumer finance sector, loan demand is increasing due to improved consumer confidence resulting from Japan’s economic recovery, and consumer finance providers are enhancing their marketing activities accordingly.

Segment profits increased significantly compared to the same period of the previous fiscal year due to the recognition of gain on sale of shares of Monex Group Inc. and a bargain purchase gain resulting from the acquisition of HLIKK on July 1, 2014. In addition, an increase in finance revenues in the banking business and an increase in revenues driven by growth in the number of policies in force in the life insurance business also contributed to higher segment profits.

Segment assets increased significantly compared to the end of the previous fiscal year as a result of an increase in investment in securities being held by HLIKK which was acquired on July 1, 2014 in addition to an increase in assets in the banking business.

Overseas Business Segment: Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

		Nine months ended December 31, 2013	Nine months ended December 31, 2014	Change Amount	Change Percent (%)
Segment Profits	(millions of yen)	52,364	84,786	32,422	62

		As of March 31, 2014	As of December 31, 2014	Change Amount	Change Percent (%)
Segment Assets	(millions of yen)	1,972,138	2,268,578	296,440	15

In the United States, with recovery in consumer spending and improvement in the job market, quantitative easing has ended, and uncertainty now centers on the timing of the Fed’s interest rate increase. Meanwhile, with new monetary easing measures being introduced in Europe, we are seeing dissimilarities among different countries’ monetary policies. Furthermore, with impacts of the Chinese economy slowing down and the sharp decline in oil prices, economic environments in each country are exhibiting signs of increased instability and imbalance.

Services income increased due to fee revenues contributed by business operations in the United States and by the asset management business of Robeco, which we acquired on July 1, 2013. Furthermore, we recognized a gain on sale of partial shares of STX Energy, which as a result of the sale became an equity method affiliate from a consolidated subsidiary. Segment profits increased significantly compared to the same period of the previous fiscal year, offsetting an increase in selling, general, and administrative expenses in line with the increase in revenues.

Segment assets increased compared to the end of the previous fiscal year due to increases in installment loans and investment in securities in the United States despite a decrease in property under facility operations due to sale of partial shares of STX Energy, which as a result of the sale became an equity method affiliate from a consolidated subsidiary.

(2) Financial Condition

	As of March 31, 2014		As of December 31, 2014		Change
					Amount		Percent (%)
Total assets (millions of yen)	¥9,069,392		¥11,379,485		¥2,310,093		25
(Segment assets)	7,281,355		9,281,219		1,999,864		27
Total liabilities (millions of yen)	6,921,037		9,010,737		2,089,700		30
(Short- and long-term debt)	4,168,465		4,293,914		125,449		3
(Deposits)	1,206,413		1,250,073		43,660		4
ORIX Corporation shareholders’ equity (millions of yen)	1,918,740		2,106,393		187,653		10
ORIX Corporation shareholders’ equity per share (yen)*1	1,465.31		1,609.68		144.37		10
ORIX Corporation shareholders’ equity ratio*2	21.2%		18.5%		(2.7)%		—
Adjusted ORIX Corporation shareholders’ equity ratio*3	21.8%		19.0%		(2.8)%		—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	2.2	x	2.0	x	(0.2)	x	—
Adjusted D/E ratio*3	2.0	x	1.9	x	(0.1)	x	—

*1	ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*2	ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.
*3

Adjusted ORIX Corporation shareholders’ equity ratio and Adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis which excludes the effect of consolidating certain variable interest entities (VIEs) on our assets or liabilities and reverses the cumulative effect on our retained earnings of such consolidation, which resulted from applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of these and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, please see “5. Non-GAAP Financial Measures.”

Total assets increased 25% to ¥11,379,485 million compared to ¥9,069,392 million at the end of the previous fiscal year. Investment in securities and other assets increased in conjunction with the acquisition of HLIKK. In addition, installment loans increased primarily in the United States. Meanwhile, investment in operating leases decreased due to sales of rental properties and aircraft and property under facility operations decreased as a result of STX Energy changing from a consolidated subsidiary to an equity method affiliate. Segment assets increased 27% compared to the end of the previous fiscal year to ¥9,281,219 million.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, short and long-term debt and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances for variable annuity and variable life insurance contracts increased in connection with the consolidation of HLIKK.

Shareholders’ equity increased 10% to ¥2,106,393 million compared to the end of the previous fiscal year primarily due to an increase in retained earnings.

(3) Liquidity and Capital Resources

We require capital resources for working capital and investment and lending in our businesses. We accordingly prioritize funding stability, maintaining adequate liquidity, and reducing capital costs. We formulate and execute on funding policies that are resilient to sudden deterioration in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. In implementation, we adjust our funding plan based on changes in the external funding environment and our funding needs in light of our business activities, and endeavor to maintain flexibility in our funding activities.

We have endeavored to diversify our funding sources, promote longer liability maturities, stagger interest and principal repayment dates, and otherwise maintain sufficient liquidity and reinforce our funding stability.

Our funding was comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short- and long-term debt and deposits on a consolidated basis was ¥5,543,987 million as of December 31, 2014.

Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of December 31, 2014. Procurement from the capital markets was composed of bonds, medium-term notes, commercial paper, payables under securitized leases, loan receivables and other assets (including asset backed securities). ORIX Group accepts deposits for funding purposes, with the majority of deposits attributable to ORIX Bank Corporation.

In an effort to promote longer liability maturities, during the nine months ended December 31, 2014, we issued ten-year domestic straight bonds to institutional investors and domestic straight bonds to retail investors, of which maturities ranges from five-year to ten-year. We intend to continue to strengthen our financial condition, while maintaining an appropriate funding mix.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2014	December 31, 2014
Borrowings from financial institutions	¥208,598	¥162,424
Commercial paper	100,993	145,637

Total short-term debt	¥309,591	¥308,061

Short-term debt as of December 31, 2014 was ¥308,061 million, which accounted for 7% of the total amount of short and long-term debt (excluding deposits) as compared to 7% as of March 31, 2014.

While the amount of short-term debt as of December 31, 2014 was ¥308,061 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of December 31, 2014 was ¥1,230,446 million.

(b) Long-term debt

	Millions of yen
	March 31, 2014	December 31, 2014
Borrowings from financial institutions	¥2,430,225	¥2,566,373
Bonds	1,128,788	1,107,511
Medium-term notes	46,034	38,194
Payables under securitized lease, loan receivables and other assets	253,827	273,775

Total long-term debt	¥3,858,874	¥3,985,853

The balance of long-term debt as of December 31, 2014 was ¥3,985,853 million, which accounted for 93% of the total amount of short and long-term debt (excluding deposits) as compared to 93% as of March 31, 2014. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 92% as of December 31, 2014 as compared to 92% as of March 31, 2014. This ratio is a non-GAAP financial measure presented on an adjusted basis that excludes payables under securitized leases, loan receivables and other assets. For a discussion of this and other non-GAAP financial measures including reconciliations to the most directly comparable financial measures presented in accordance with GAAP, see “5. Non-GAAP Financial Measures.”

(c) Deposits

	Millions of yen
	March 31, 2014	December 31, 2014
Deposits	¥1,206,413	¥1,250,073

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash and cash equivalents as of December 31, 2014 decreased by ¥43,091 million to ¥784,208 million compared to March 31, 2014.

Cash flows provided by operating activities were ¥180,895 million in the nine months ended December 31, 2014, down from ¥307,932 million during the same period of the previous fiscal year, primarily resulting from an increase in net income, and a decrease in trading securities, but partially offset by a net decrease in policy liabilities and policy account balances and in trade notes, accounts and other payable compared to net increase during the same period of the previous fiscal year, in addition to adjustments made for gains on sales of subsidiaries and affiliates and liquidation losses, net, and bargain purchase gain compared to the same period of the previous fiscal year.

Cash flows used in investing activities were ¥250,448 million in the nine months ended December 31, 2014, up from ¥148,693 million during the same period of the previous fiscal year. This change was primarily due to an increase in installment loans made to customers and a decrease in principal collected on installment loans, but partially offset by a decrease in acquisitions of subsidiaries, net of cash acquired, compared to the same period of the previous fiscal year, during which Robeco was acquired, and an increase in proceeds from sales of available-for-sale securities.

Cash flows provided by financing activities were ¥15,189 million in the nine months ended December 31, 2014, while having used ¥290,712 million during the same period of the previous fiscal year. This change was primarily due to net increase in debt with maturities of three months or less compared to net decrease during the same period of the previous fiscal year, a decrease in repayment of debt with maturities longer than three months, but partially offset by a net decrease in proceeds from debt with maturities longer than three months.

(5) Challenges to be addressed

There were no significant changes for the nine months ended December 31, 2014.

(6) Research and Development Activity

There were no significant changes in research and development activity for the nine months ended December 31, 2014.

(7) Employees

The number of employees as of December 31, 2014 increased 4,786 to 30,763 compared to 25,977 as of March 31, 2014 mainly due to corporate acquisitions in the Investment and Operation Segment.

(8) Major facilities

There were no significant changes in major facilities for the nine months ended December 31, 2014.

5.	Non-GAAP Financial Measures

Section 4 “Analysis of Financial Results and Condition” contains certain financial measures presented on a basis not in accordance with U.S. GAAP (commonly referred to as non-GAAP financial measures), including long-term debt, ORIX Corporation shareholders’ equity and total assets, as well as other measures or ratios calculated based on those measures, presented on an adjusted basis, which excludes payables under securitized leases, loan receivables and other assets and reverses the cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010.

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of December 31, 2014, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude the impact of consolidating certain VIEs on our assets and liabilities as a supplement to financial information calculated in accordance with U.S. GAAP enhances understanding of the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these accounting standards.

We provide these non-GAAP financial measures as supplemental information to our consolidated financial statements prepared in accordance with U.S. GAAP, and they should not be considered in isolation or as substitutes for the most directly comparable U.S. GAAP measures.

The tables set forth below provide reconciliations of these non-GAAP financial measures to the most directly comparable financial measures presented in accordance with U.S. GAAP as reflected in our consolidated financial statements for the periods provided.

		2014
		As of March 31,		As of December 31,
		(Millions of yen, except percentage data)
Total assets	(a)	¥9,069,392		¥11,379,485
Deduct: Payables under securitized leases, loan receivables and other assets*		253,827		273,775
Adjusted total assets	(b)	8,815,565		11,105,710

Short-term debt	(c)	309,591		308,061
Long-term debt	(d)	3,858,874		3,985,853
Deduct: Payables under securitized leases, loan receivables and other assets*		253,827		273,775
Adjusted long-term debt	(e)	3,605,047		3,712,078
Long- and short-term debt (excluding deposits)	(f)=(c)+(d)	4,168,465		4,293,914
Adjusted short- and long-term debt (excluding deposits)	(g)=(c)+(e)	3,914,638		4,020,139
ORIX Corporation shareholders’ equity	(h)	1,918,740		2,106,393
Deduct: The cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010		(5,195)		(2,970)
Adjusted ORIX Corporation shareholders’ equity	(i)	1,923,935		2,109,363
ORIX Corporation shareholders’ equity ratio	(h)/(a)	21.2%		18.5%
Adjusted ORIX Corporation shareholders’ equity ratio	(i)/(b)	21.8%		19.0%
D/E ratio	(f)/(h)	2.2	x	2.0	x
Adjusted D/E ratio	(g)/(i)	2.0	x	1.9	x
Long-term debt ratio	(d)/(f)	93%		93%
Adjusted long-term debt ratio	(e)/(g)	92%		92%

*	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheets.

6.	Company Stock Information

(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Issued Shares, Common Stock and Additional Paid-in Capital

The number of issued shares, the amount of common stock and additional paid-in capital for the three months ended December 31, 2014 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Additional paid-in capital
Increase, net	December 31, 2014	Increase, net	December 31, 2014	Increase, net	December 31, 2014
—	1,323,639	—	¥220,051	—	¥247,230

(2) List of Major Shareholders

Not applicable (this item is not subject to disclosure in quarterly reports for the three-month periods ended June 30 or December 31).

7.	Directors and Executive Officers

Between the filing date of Form 20-F for the fiscal year ended March 31, 2014 and December 31, 2014, personnel changes of directors and executive officers are as follows:

(1) Change of Position

Name	New Position	Prior Position	Date of change
Tetsuro Masuko	Executive Officer Head of Real Estate Headquarters and Head of Investment Business Responsible for Special Investments Group Responsible for Finance Department President, ORIX Real Estate Corporation	Executive Officer Head of Real Estate Headquarters Responsible for Special Investments Group Responsible for Finance Department President, ORIX Real Estate Corporation	July 1, 2014

	Executive Officer Head of Real Estate Headquarters and Head of Investment Business Responsible for Finance Department President, ORIX Real Estate Corporation	Executive Officer Head of Real Estate Headquarters and Head of Investment Business Responsible for Special Investments Group Responsible for Finance Department President, ORIX Real Estate Corporation	December 1, 2014

Yoshiyuki Yamaya	Director Corporate Executive Vice President Responsible for Group Retail Business Responsible for Retail Business Planning Office President, ORIX Credit Corporation	Director Corporate Executive Vice President Special Advisor to CEO Responsible for Group Retail Business Responsible for Retail Business Planning Office President, ORIX Credit Corporation	November 1, 2014

Hideaki Takahashi	Non-Executive Director	Non-Executive Director Special Advisor to CEO	November 1, 2014

Satoru Katahira	Executive Officer Domestic Sales Headquarters: Head of OQL Business, Regional Business and Administration Center Responsible for IT Planning Office	Executive Officer Domestic Sales Headquarters: Head of OQL Business, Regional Business, Administration Center and Call Center Responsible for IT Planning Office	November 24, 2014

8.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	March 31, 2014	December 31, 2014
Cash and Cash Equivalents	¥827,299	¥784,208
Restricted Cash	86,690	100,041
Investment in Direct Financing Leases	1,094,073	1,189,905
Installment Loans	2,315,555	2,443,419
(The amounts of ¥12,631 million as of March 31, 2014 and ¥8,958 million as of December 31, 2014 are measured at fair value by electing the fair value option under ASC 825.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(84,796)	(80,286)
Investment in Operating Leases	1,375,686	1,347,493
Investment in Securities	1,214,576	2,891,647
(The amounts of ¥11,433 million as of March 31, 2014 and ¥19,400 million as of December 31, 2014 are measured at fair value by electing the fair value option under ASC 825.)
Property under Facility Operations	295,863	259,850
Investment in Affiliates	314,300	397,102
Trade Notes, Accounts and Other Receivable	180,466	243,861
Inventories	136,105	131,971
Office Facilities	126,397	128,837
Other Assets	1,187,178	1,541,437
(The amount of ¥44,715 million as of December 31, 2014 is measured at fair value by electing the fair value option under ASC 825.)

Total Assets	¥9,069,392	¥11,379,485

Note:	1.

Certain line items presented in the condensed consolidated balance sheets have been changed starting from the three months period ended December 31, 2014. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) Reclassifications”

	2.	The assets of consolidated VIEs that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2014	December 31, 2014
Cash and Cash Equivalents	¥5,223	¥2,812
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	109,642	133,942
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	154,901	167,262
Investment in Operating Leases	227,062	167,960
Investment in Affiliates	11,034	11,272
Other	97,445	107,491

	¥605,307	¥590,739

	Millions of yen
Liabilities and Equity	March 31, 2014	December 31, 2014
Liabilities:
Short-Term Debt	¥309,591	¥308,061
Deposits	1,206,413	1,250,073
Trade Notes, Accounts and Other Payable	275,451	278,570
Policy Liabilities and Policy Account Balances	454,436	2,256,297
(The amount of ¥1,439,345 million as of December 31, 2014 is measured at fair value by electing the fair value option under ASC 825.)
Current and Deferred Income Taxes	299,509	346,642
Long-Term Debt	3,858,874	3,985,853
Other Liabilities	516,763	585,241

Total Liabilities	6,921,037	9,010,737

Redeemable Noncontrolling Interests	53,177	66,104

Commitments and Contingent Liabilities
Equity:
Common Stock	219,546	220,051
Additional Paid-in Capital	255,449	254,810
Retained Earnings	1,467,602	1,623,764
Accumulated Other Comprehensive Income	2	34,283
Treasury Stock, at Cost	(23,859)	(26,515)

ORIX Corporation Shareholders’ Equity	1,918,740	2,106,393

Noncontrolling Interests	176,438	196,251

Total Equity	2,095,178	2,302,644

Total Liabilities and Equity	¥9,069,392	¥11,379,485

Note:	1.

Certain line items presented in the condensed consolidated balance sheets have been changed starting from the three months period ended December 31, 2014. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) Reclassifications”

	2.	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2014	December 31, 2014
Short-Term Debt	¥2,180	¥0
Trade Notes, Accounts and Other Payable	2,069	1,697
Long-Term Debt	394,736	369,381
Other	9,824	7,346

	¥408,809	¥378,424

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Revenues:
Finance revenues	¥146,750	¥139,328
Gains on investment securities and dividends	19,431	37,955
Operating leases	248,937	278,224
Life insurance premiums and related investment income	112,954	276,112
Sales of goods and real estate	82,755	294,676
Services income	328,059	547,725

Total revenues	938,886	1,574,020

Expenses:
Interest expense	63,391	54,856
Costs of operating leases	161,352	177,693
Life insurance costs	77,618	225,299
Costs of goods and real estate sold	76,358	264,439
Services expense	166,843	299,644
Other (income) and expense, net	(19,508)	8,646
Selling, general and administrative expenses	224,511	304,186
Provision for doubtful receivables and probable loan losses	9,506	6,264
Write-downs of long-lived assets	17,104	15,512
Write-downs of securities	2,369	6,316

Total expenses	779,544	1,362,855

Operating Income	159,342	211,165
Equity in Net Income of Affiliates	15,133	14,194
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	4,636	20,226
Bargain Purchase Gain	0	36,082

Income before Income Taxes and Discontinued Operations	179,111	281,667
Provision for Income Taxes	62,322	85,504

Income from Continuing Operations	¥116,789	¥196,163

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Discontinued Operations:
Income from discontinued operations, net	¥11,636	¥463
Provision for income taxes	(4,496)	(166)

Discontinued operations, net of applicable tax effect	7,140	297

Net Income	123,929	196,460

Net Income Attributable to the Noncontrolling Interests	3,050	6,392

Net Income Attributable to the Redeemable Noncontrolling Interests	2,702	3,344

Net Income Attributable to ORIX Corporation Shareholders	¥118,177	¥186,724

Note	1.

Certain line items presented in the condensed consolidated statements of income have been changed starting from the three months period ended December 31, 2014. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) Reclassifications”.

2.

Pursuant to ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

3.

Pursuant to Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) which was early adopted on April 1, 2014, the results of operations for the nine months ended December 31, 2014 reflected the adoption of this Update. This Update does not apply to a component or a group of components, which was disposed of or classified as held for sale before the adoption date. Therefore, in accordance with previous ASC205-20, the results of these operation of subsidiaries and businesses, which were classified as held for sale as of March 31, 2014 are reported as discontinued operations for the nine months ended December 31, 2014.

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥111,243	¥186,427
Discontinued operations	6,934	297
Net income attributable to ORIX Corporation shareholders	¥118,177	¥186,724

	Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥88.46	¥142.38
Discontinued operations	5.51	0.23
Net income attributable to ORIX Corporation shareholders	¥93.97	¥142.61

Diluted:
Income from continuing operations	¥85.38	¥142.18
Discontinued operations	5.31	0.23
Net income attributable to ORIX Corporation shareholders	¥90.69	¥142.41

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Revenues:
Finance revenues	¥47,288	¥48,151
Gains on investment securities and dividends	4,113	6,635
Operating leases	87,627	97,321
Life insurance premiums and related investment income	37,158	138,173
Sales of goods and real estate	37,381	131,079
Services income	135,306	210,397

Total revenues	348,873	631,756

Expenses:
Interest expense	21,114	18,129
Costs of operating leases	54,855	60,510
Life insurance costs	26,292	116,702
Costs of goods and real estate sold	32,465	116,792
Services expense	67,226	110,454
Other (income) and expense, net	(1,432)	6,342
Selling, general and administrative expenses	86,166	110,259
Provision for doubtful receivables and probable loan losses	4,277	4,287
Write-downs of long-lived assets	5,189	8,729
Write-downs of securities	366	4,562

Total expenses	296,518	556,766

Operating Income	52,355	74,990
Equity in Net Income of Affiliates	4,606	3,983
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	19	369

Income before Income Taxes and Discontinued Operations	56,980	79,342
Provision for Income Taxes	18,109	29,831

Income from Continuing Operations	¥38,871	¥49,511

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Discontinued Operations:
Income from discontinued operations, net	¥1,641	¥0
Provision for income taxes	(628)	0

Discontinued operations, net of applicable tax effect	1,013	0

Net Income	39,884	49,511

Net Income Attributable to the Noncontrolling Interests	833	2,898

Net Income Attributable to the Redeemable Noncontrolling Interests	1,282	1,316

Net Income Attributable to ORIX Corporation Shareholders	¥37,769	¥45,297

Note	1.

Certain line items presented in the condensed consolidated statements of income have been changed starting from the three months period ended December 31, 2014. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) Reclassifications”.

2.

Pursuant to ASC 205-20 (“Presentation of Financial Statements-Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

3.

Pursuant to Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) which was early adopted on April 1, 2014, the results of operations for the three months ended December 31, 2014 reflected the adoption of this Update. This Update does not apply to a component or a group of components, which was disposed or classified as held for sale before the adoption date. Therefore, in accordance with previous ASC205-20, the results of these operation of subsidiaries and businesses, which were classified as held for sale as of March 31, 2014 are reported as discontinued operations for the three months ended December 31, 2014.

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥36,959	¥45,297
Discontinued operations	810	0

Net income attributable to ORIX Corporation shareholders	¥37,769	¥45,297

	Yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥28.72	¥34.62
Discontinued operations	0.63	0

Net income attributable to ORIX Corporation shareholders	¥29.35	¥34.62

Diluted:
Income from continuing operations	¥28.21	¥34.58
Discontinued operations	0.62	0
Net income attributable to ORIX Corporation shareholders	¥28.83	¥34.58

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Net Income	¥123,929	¥196,460

Other comprehensive income (loss), net of tax:
Net change of unrealized gains on investment in securities	9,865	6,603
Net change of defined benefit pension plans	(492)	(13,277)
Net change of foreign currency translation adjustments	39,209	55,877
Net change of unrealized gains (losses) on derivative instruments	1,657	(890)

Total other comprehensive income	50,239	48,313

Comprehensive Income	174,168	244,773

Comprehensive Income Attributable to the Noncontrolling Interests	13,116	11,139

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	7,871	12,725

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥153,181	¥220,909

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Net Income	¥39,884	¥49,511

Other comprehensive income (loss), net of tax:
Net change of unrealized gains on investment in securities	3,443	9,389
Net change of defined benefit pension plans	(150)	(13,510)
Net change of foreign currency translation adjustments	36,731	40,570
Net change of unrealized gains (losses) on derivative instruments	624	(828)

Total other comprehensive income	40,648	35,621

Comprehensive Income	80,532	85,132

Comprehensive Income Attributable to the Noncontrolling Interests	8,108	7,048

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	4,811	7,273

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥67,613	¥70,811

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Nine months ended December 31, 2013

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥194,039	¥229,600	¥1,305,044	¥(36,263)	¥(48,824)	¥1,643,596	¥43,977	¥1,687,573

Contribution to subsidiaries						0	27,453	27,453
Transaction with noncontrolling interests		300				300	2,173	2,473
Comprehensive income, net of tax:
Net income			118,177			118,177	3,050	121,227
Other comprehensive income (loss)
Net change of unrealized gains on investment in securities				9,297		9,297	568	9,865
Net change of defined benefit pension plans				(493)		(493)	1	(492)
Net change of foreign currency translation adjustments				24,580		24,580	9,460	34,040
Net change of unrealized gains on derivative instruments				1,620		1,620	37	1,657

Total other comprehensive income						35,004	10,066	45,070

Total comprehensive income						153,181	13,116	166,297

Cash dividends			(15,878)			(15,878)	(1,825)	(17,703)
Conversion of convertible bond	20,584	20,332				40,916	0	40,916
Exercise of stock options	365	290				655	0	655
Acquisition of treasury stock					(14)	(14)	0	(14)
Acquisition of Robeco			(5,471)		24,880	19,409	25,606	45,015
Other, net		202	(129)		105	178	0	178

Ending Balance	¥214,988	¥250,724	¥1,401,743	¥(1,259)	¥(23,853)	¥1,842,343	¥110,500	¥1,952,843

Nine months ended December 31, 2014
	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥219,546	¥255,449	¥1,467,602	¥2	¥(23,859)	¥1,918,740	¥176,438	¥2,095,178

Contribution to subsidiaries						0	25,164	25,164
Transaction with noncontrolling interests		(503)		96		(407)	(13,228)	(13,635)
Comprehensive income, net of tax:
Net income			186,724			186,724	6,392	193,116
Other comprehensive income (loss)
Net change of unrealized gains on investment in securities				5,626		5,626	977	6,603
Net change of defined benefit pension plans				(12,080)		(12,080)	(1,197)	(13,277)
Net change of foreign currency translation adjustments				41,466		41,466	5,030	46,496
Net change of unrealized gains (losses) on derivative instruments				(827)		(827)	(63)	(890)

Total other comprehensive income						34,185	4,747	38,932

Total comprehensive income						220,909	11,139	232,048

Cash dividends			(30,117)			(30,117)	(3,262)	(33,379)
Exercise of stock options	505	491				996	0	996
Acquisition of treasury stock					(3,423)	(3,423)	0	(3,423)
Disposition of treasury stock		(625)	(142)		767	0	0	0
Other, net		(2)	(303)			(305)	0	(305)

Ending Balance	¥220,051	¥254,810	¥1,623,764	¥34,283	¥(26,515)	¥2,106,393	¥196,251	¥2,302,644

Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 10 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Cash Flows from Operating Activities:
Net income	¥123,929	¥196,460
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	152,370	168,901
Provision for doubtful receivables and probable loan losses	9,506	6,264
Equity in net income of affiliates (excluding interest on loans)	(14,975)	(13,980)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(4,636)	(20,226)
Bargain Purchase Gain	0	(36,082)
Gains on sales of available-for-sale securities	(13,266)	(22,874)
Gains on sales of operating lease assets	(18,082)	(32,738)
Write-downs of long-lived assets	17,104	15,512
Write-downs of securities	2,369	6,316
Decrease (Increase) in restricted cash	17,144	(11,861)
Decrease in trading securities	21,328	272,277
Decrease in inventories	5,686	8,881
Decrease (Increase) in trade notes, accounts and other receivable	6,063	(13,531)
Increase (Decrease) in trade notes, accounts and other payable	13,171	(16,218)
Increase (Decrease) in policy liabilities and policy account balances	17,841	(323,396)
Other, net	(27,620)	(2,810)

Net cash provided by operating activities	307,932	180,895

Cash Flows from Investing Activities:
Purchases of lease equipment	(630,196)	(635,242)
Principal payments received under direct financing leases	330,372	346,703
Installment loans made to customers	(702,586)	(813,837)
Principal collected on installment loans	963,656	727,472
Proceeds from sales of operating lease assets	199,667	199,156
Investment in affiliates, net	(50,059)	(67,703)
Proceeds from sales of investment in affiliates	15,120	7,949
Purchases of available-for-sale securities	(663,964)	(717,399)
Proceeds from sales of available-for-sale securities	263,326	438,854
Proceeds from redemption of available-for-sale securities	367,324	326,571
Purchases of held-to-maturity securities	(7,740)	(396)
Purchases of other securities	(19,960)	(22,882)
Proceeds from sales of other securities	13,915	32,050
Purchases of property under facility operations	(28,548)	(43,607)
Acquisitions of subsidiaries, net of cash acquired	(198,754)	(70,690)
Sales of subsidiaries, net of cash disposed	0	47,600
Other, net	(266)	(5,047)

Net cash used in investing activities	(148,693)	(250,448)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(120,568)	10,634
Proceeds from debt with maturities longer than three months	938,062	899,695
Repayment of debt with maturities longer than three months	(1,145,806)	(902,960)
Net increase in deposits due to customers	43,631	43,613
Cash dividends paid to ORIX Corporation shareholders	(15,878)	(30,117)
Contribution from noncontrolling interests	14,421	3,816
Net increase (decrease) in call money	(5,000)	1,500
Other, net	426	(10,992)

Net cash provided by (used in) financing activities	(290,712)	15,189

Effect of Exchange Rate Changes on Cash and Cash Equivalents	9,187	11,273

Net decrease in Cash and Cash Equivalents	(122,286)	(43,091)

Cash and Cash Equivalents at Beginning of Period	826,296	827,299

Cash and Cash Equivalents at End of Period	¥704,010	¥784,208

Note:

Certain line items presented in the condensed consolidated statements of cash flows have been changed starting from the three months period ended December 31, 2014. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) Reclassifications”

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for the accounting for stock splits (see Note 2 (n)).

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2014 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.

(c) Accounting for life insurance operations

Based on ASC 944 (“Financial Services—Insurance”), certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts, or deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(d) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, goodwill and intangible assets that have indefinite useful lives are not amortized, but assessed at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial gain (loss) is amortized using a corridor test.

Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the financial results of discontinued operations and disposal gain or loss, net of applicable income tax effects, are presented as a separate line item from continuing operations in the consolidated statements of income. Results of these discontinued operations from prior periods are reclassified as income from discontinued operations in each prior period presented in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented separately from continuing operations.

(g) Presentation of net income in the consolidated statements of income

Under U.S. GAAP, net income consists of net income attributable to the parent and net income attributable to the noncontrolling interests. Each of them is separately stated in the consolidated statements of income.

Under Japanese GAAP, net income attributable to the minority interests is not included in net income.

(h) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, additional acquisition of the parent’s ownership interest in subsidiaries is accounted for as a business combination and partial sale of the parent’s ownership interest in subsidiaries where the parent continues to retain control is accounted for as a profit-loss transaction. In addition, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(i) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

(j) Securitization of financial assets

Under U.S. GAAP, an enterprise is required to perform analysis to determine whether or not to consolidate special-purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale but accounted for as a secured borrowing.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

(k) Fair value option

Under U.S. GAAP, an entity is permitted to elect at specified election dates to measure eligible financial assets and liabilities at their fair value and to report subsequent changes in the fair value in earnings.

Under Japanese GAAP, there is no such rule for electing the fair value option.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% - 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to ASC 810-10-25-2 to 14 (“Consolidation—The Effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810 (“Consolidation”).

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 3), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the recognition and measurement of impairment of long-lived assets (see (g)), the recognition and measurement of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the recognition and measurement of impairment of goodwill and intangible assets that have indefinite useful lives (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal period. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectability is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Finance Revenues—Finance revenues mainly include revenues for direct financing leases and installment loans. The policies applied from direct financing leases and installment loans are described hereinafter.

(1) Revenues from direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Revenues from installment loans

Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

(3) Non-accrual policy

In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

Gains on investment securities and dividends—Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends established.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥449,435 million and ¥499,392 million as of March 31, 2014 and December 31, 2014, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

Estimates of residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment.

Sales of goods and real estate

(1) Sales of goods

The Company and its certain subsidiaries sell to their customers various types of goods, including precious metals and jewels, glass-wool insulation for housing and building and aftermarket parts and accessories for vehicles. Revenues from such sales of goods are recognized when persuasive evidence of an arrangement exists, delivery has occurred, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the goods and assumed the risks and rewards of ownership. Revenues are recognized net of estimated sales returns and incentives.

(2) Real estate sales

Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

Services income—Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered to the customer, the transaction price is fixed or determinable and collectability is reasonably assured. The policies applied for asset management, servicing and automobile maintenance services are described hereinafter.

(1) Revenues from asset management and servicing

The Company and its subsidiaries provide to our customers investment management services for investments in financial assets, and asset management as well as maintenance and administrative services for investments in real estate properties. The Company and its subsidiaries also perform servicing on behalf of our customers. The Company and its subsidiaries receive fees for those services from our customers.

Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized when transactions occur or services are rendered and the amounts are fixed or determinable and collectability of which is reasonably assured. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contracts. Certain subsidiaries recognize revenues from performance fees when earned based on the performance of the asset under management while other subsidiaries recognize revenues from performance fees on an accrual basis over the period in which services are performed. Performance fees are calculated based on the predetermined percentages on the performance of the assets under management in accordance with the contracts.

(2) Revenues from automobile maintenance services

The Company and its subsidiaries provide automobile maintenance services to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred.

(e) Insurance and reinsurance transactions

Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. A certain life insurance subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

The insurance contracts sold by a certain subsidiary consist of variable annuity, variable life and fixed annuity insurance contracts. A certain subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investments in securities in the consolidated balance sheet. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statement of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts in accordance with ASC 825 (“Financial Instruments”) and changes in the fair value are recognized in life insurance costs.

The subsidiary provides minimum guarantees to variable annuity and variable life policyholders where it is exposed to the risk of compensating losses incurred by the policyholders to the extent required by the contracts. A portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to the reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts (See Note 19 “Derivative financial instruments and hedging”). The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. The subsidiary has elected the fair value option under ASC 825 (“Financial Instruments”) for certain reinsurance recoverables relating to variable annuity and variable life insurance contracts, which is included in other assets in the consolidated balance sheet.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the accumulation of account deposits plus credited interest and fair value adjustments relating to the acquisition of a subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statement of income.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360 (“Property, Plant, and Equipment”). Under ASC 360, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other property under facility operations, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option under ASC 825 (“Financial Instruments”).

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option under ASC 825.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on the issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within six months.

For debt securities, where the fair value is less than the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When the Company and its subsidiaries deem a debt security to be other-than-temporarily impaired, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value of the debt securities in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, when the Company and its subsidiaries determine the decline in value is other than temporary the Company and its subsidiaries reduce the carrying value of the security to the fair value and charge against income losses related to these other securities in situations.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations for the nine months ended December 31, 2013 and 2014 were 35.0% and 30.4%, respectively. These rates are 32.0% and 37.6% for the three months ended December 31, 2013 and 2014, respectively. For the nine months ended December 31, 2013, the Company and its subsidiaries in Japan are subject to a National Corporate tax of approximately 28%, an Inhabitant tax of approximately 5% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of approximately 38.3%. For the nine months ended December 31, 2014, as a result of the tax reforms as discussed in the following paragraph, the National Corporation tax was reduced from approximately 28% to approximately 26% and accordingly, the statutory income tax rate was reduced to approximately 35.9%. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, non-taxable income for tax purposes, the effect of lower income tax rates on foreign subsidiaries and life insurance subsidiaries in Japan, a change in valuation allowance and the bargain purchase gain.

On March 20, 2014, the bill for reconstruction funding and the bill for local corporate tax were approved by the National Diet of Japan. For the fiscal year beginning on April 1, 2014, special corporate tax for reconstruction will not be charged, and as a result, the statutory income tax rate for the fiscal year beginning on April 1, 2014 was reduced from approximately 38.3% to approximately 35.9%. In addition, from fiscal years beginning on or after October 1, 2014, the statutory national income tax rate was increased from approximately 23.6% to approximately 24.6% and the statutory local income tax rate was reduced from approximately 12.3% to approximately 11.3%, while total statutory income tax rate remains at approximately 35.9%.

The Company and its subsidiaries have followed ASC 740 (“Income Taxes”). According to ASC 740, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss carryforward, or similar tax loss or tax credit carryforward, rather than as a liability. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain consolidated subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts or SPEs that issue asset-backed beneficial interests and securities to the investors.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810 (“Consolidation”), trusts or SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as lease receivables and loan receivable, as they were before the transfer, and asset-backed beneficial interests and securities sold to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”), and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

Changes in the fair value of derivatives that are held for trading purposes or held for the purpose of economic hedges, and the ineffective portion of changes in fair value of derivatives that qualify as a hedge, are recorded in earnings.

For all hedging relationships that are designated and qualify as hedging, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of December 31, 2014 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 and April 1, 2013 was excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S. GAAP.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans and others.

(q) Installment loans

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option under ASC 825 (“Financial Instruments”) was elected. A subsidiary elected the fair value option under ASC 825 on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans and the outstanding balances of these loans as of March 31, 2014 and December 31, 2014 were ¥14,267 million and ¥9,019 million, respectively. There were ¥12,631 million and ¥8,958 million of loans held for sale as of March 31, 2014 and December 31, 2014, respectively, measured at fair value by electing the fair value option.

(r) Property under facility operations

Property under facility operations consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation were ¥53,332 million and ¥58,324 million as of March 31, 2014 and December 31, 2014, respectively.

(s) Trade notes, accounts and other receivable

Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets and payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(t) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandises for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average cost method. As of March 31, 2014, and December 31, 2014, residential condominiums under development were ¥111,813 million and ¥81,180 million, respectively, and completed residential condominiums and merchandises for sale were ¥24,291 million and ¥50,791 million, respectively.

For the nine months ended December 31, 2013 and 2014, subsidiaries recorded ¥5,650 million and ¥4,037 million of write-downs principally on residential condominiums under development, resulting from an increase in development costs and/or a decrease in expected sales price. No write-downs were recorded for the three months ended December 31, 2013, and the amounts of such write-downs principally on residential condominiums under development for the three months ended December 31, 2014 was ¥983 million. These write-downs were principally recorded in costs of goods and real estate sold and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥39,747 million and ¥43,060 million as of March 31, 2014 and December 31, 2014, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), reinsurance recoverables in relation to reinsurance contracts (see (e)), deferred insurance policy acquisition costs which are amortized over the contract periods (see (e)), leasehold deposits, advance payments made in relation to purchases of assets to be leased and construction of real estate for operating lease, derivative assets and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles”).

ASC 805 requires that all business combinations be accounted for using the acquisition method. It also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur. Under ASC 350, the Company and its subsidiaries may perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, then the Company and/or subsidiaries perform the second step of the goodwill impairment test by comparing the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill.

According to ASC350, the Company and its subsidiaries may perform a qualitative assessment to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360 (“Property, Plant, and Equipment”).

The amount of goodwill was ¥366,375 million and ¥395,918 million as of March 31, 2014 and December 31, 2014, respectively.

The amount of other intangible assets was ¥323,225 million and ¥443,755 million as of March 31, 2014 and December 31, 2014, respectively.

(x) Trade notes, accounts and other payable

Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased and other assets and deposits received for withholding income tax.

(y) Other Liabilities

Other liabilities include primarily interest and bonus accrued expense, advances received from lessees in relation to lease contracts, deposit received from real estate transaction and derivative payable.

(z) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(aa) Advertising

The costs of advertising are expensed as incurred.

(ab) Discontinued operations

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal or a classification as held for sale of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company and its subsidiaries early adopted this Update on April 1, 2014. In accordance with this Update, the Company and its subsidiaries report a disposal of a component or a group of components of the Company and its subsidiaries in discontinued operations if the disposal represents a strategic shift which has (or will have) a major effect on the company and its subsidiaries’ operations and financial results when the component or group of components is disposed by sale or classified as held for sale on or after April 1, 2014.

During the nine months ended December 31, 2013 and the three months ended December 31, 2013, the Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) prior to the early adoption of the amendments. Under ASC 205-20 prior to the early adoption of the amendments, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for prior periods presented have also been reclassified as discontinued operations in the accompanying consolidated statements of income and consolidated statements of cash flows. During the nine months ended December 31, 2013 and the three months ended December 31, 2013, where the Company and its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as operating leases, whereas if the Company and its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Accounting Standards Update 2014-08 do not apply to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during the nine months ended December 31, 2014 and the three months ended December 31, 2014, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries and business units, which was classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the amendments.

(ac) Earnings per share

Basic earnings per share is computed by dividing income attributable to ORIX Corporation shareholders from continuing operations and net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period and diluted earnings per share, which reflects the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retrospectively.

(ad) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries

Additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ae) Redeemable noncontrolling interests

Noncontrolling interests in certain subsidiaries are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-S99-3A) (“Classification and Measurement of Redeemable Securities”).

(ae) Issuance of stock by an affiliate

When an affiliate issues stock to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ag) New accounting pronouncements

In February 2013, Accounting Standards Update 2013-04 (“Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date”—ASC 405 (“Liabilities”)) was issued. This Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In March 2013, Accounting Standards Update 2013-05 (“Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”—ASC 830 (“Foreign Currency Matters”)) was issued. This Update requires that when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity, the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This Update continues to require an entity to release a pro rata portion of the cumulative translation adjustment into net income upon a partial sale of an equity method investment that is a foreign entity. This Update requires an acquirer to release any related cumulative translation adjustment into net income when the acquirer obtains a controlling financial interest in a foreign entity that was previously an equity method affiliate in a business combination achieved in stages. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In April 2013, Accounting Standards Update 2013-07 (“Liquidation Basis of Accounting”—ASC 205 (“Presentation of Financial Statements”)) was issued. This Update requires an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent and provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In June 2013, Accounting Standards Update 2013-08 (“Amendments to the Scope, Measurement, and Disclosure Requirements”—ASC 946 (“Financial Services—Investment Companies”)) was issued. This Update changes the approach to the investment company assessment, clarifies the characteristics of an investment company, and provides comprehensive guidance for assessing whether an entity is an investment company. This Update requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. This Update requires an investment company to disclose the additional information about a change of entity’s status as an investment company and financial support provided or contractually required to be provided by an investment company to its investees. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no material effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2013, Accounting Standards Update 2013-11 (“Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”—ASC 740 (“Income Taxes”)) was issued. This Update requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss carryforward, or similar tax loss or tax credit carryforward, rather than as a liability, with certain exceptions. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2014, Accounting Standards Update 2014-04 (“Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)) was issued. This Update clarifies when a creditor is considered to have received physical possession resulting from an in substance repossession or foreclosure of residential real estate property collateralizing a consumer mortgage loan. Additionally, this Update requires an entity to disclose the amount of foreclosed residential real estate property and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. This Update is effective for fiscal years, and interim periods within those annual periods beginning after December 15, 2014. The amendments should be applied on either a prospective basis or a modified retrospective basis. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal (or a classification as held for sale) of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This Update requires an entity to present, for each comparative period, the assets and liabilities of discontinued operations separately in the asset and liability sections, respectively, of the statement of financial position. Furthermore, this Update requires additional disclosures about discontinued operations and a disposal of an individually significant component that does not qualify for discontinued operations. The Company and its subsidiaries early adopted this Update on April 1, 2014. The adoption had no material effect on the Company and its subsidiaries’ results of operations or financial position.

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued. The core principle of this Update is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply a five-step model to determine when to recognize revenue, and in what amount. The five steps to apply the model are:

•	Identify the contract(s) with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when (or as) the entity satisfies a performance obligation

This Update requires an entity to disclose more information about contracts with customers than under the current disclosure requirements. The Update is effective for fiscal years, and interim periods within those years beginning after December 15, 2016. Early adoption is prohibited. An entity should apply the amendments in this Update using either a retrospective method or a cumulative-effect method. The entity using the retrospective method may elect some optional expedients to simplify a full retrospective basis. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying this Update as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

In June 2014, Accounting Standards Update 2014-11 (“Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures”—ASC 860 (“Transfers and Servicing”)) was issued. This Update requires an entity to account for repurchase-to-maturity transactions as secured borrowings. This Update eliminates the guidance on repurchase financing transactions in ASC 860-10-40-42 through 40-47 and requires the transferor and transferee to symmetrically account for the initial transfer of the financial asset as a sale (provided that derecognition conditions are met) and purchase, respectively. Additionally, this Update requires new disclosure requirements related to certain transfers of financial assets that are accounted for as sales and certain transfers accounted for as secured borrowings. This Update is effective for fiscal years, and interim periods beginning after December 15, 2014. Early adoption is prohibited. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In June 2014, Accounting Standards Update 2014-12 (“Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”—ASC 718 (“Compensation—Stock Compensation”)) was issued. This Update requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. This Update is effective for fiscal years, and interim periods within those annual periods beginning after December 15, 2015. The amendments in this Update should be applied on either a prospective basis or a modified retrospective basis. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations and financial position.

In August 2014, Accounting Standards Update 2014-13 (“Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity”—ASC 810 (“Consolidation”)) was issued. This Update permits the parent of the consolidated collateralized financing entity (“CFE”) within the scope of this Update to measure the CFE’s financial assets and liabilities based on either the fair value of the financial assets or financial liabilities, whichever has the more observable inputs. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. Early adoption is permitted as of the beginning of a fiscal year. An entity should apply the amendments in this Update using either a modified retrospective approach or a full retrospective approach. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

In August 2014, Accounting Standards Update 2014-14 (“Classification of Certain Government—Guaranteed Mortgage Loans Upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)) was issued. This Update requires creditors to classify certain foreclosed government guaranteed mortgage loans as a receivable from the guarantor that is measured at the amount expected to be recovered under the guarantee, without treating the guarantee as a separate unit of account. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2014. An entity should apply the amendments in this Update using either a prospective transition method or a modified retrospective transition method. The transition method must be consistent with that applied by the entity for Accounting Standards Update 2014-04 (“Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)). Early adoption is permitted only if the entity has already adopted Accounting Standards Update 2014-04. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations and financial position.

In August 2014, Accounting Standards Update 2014-15 (“Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”—ASC 205-40 (“Presentation of Financial Statements—Going Concern”)) was issued. This Update requires an entity to perform a going concern assessment by evaluating their ability to meet obligations for a look-forward period of one year from the financial statement issuance date (or date the financial statements are available to be issued). Disclosures are required if it is probable an entity will be unable to meet its obligations within the look-forward period. Incremental substantial doubt disclosure is required if the probability is not mitigated by management’s plans. This Update is effective for the first fiscal years ending after December 15, 2016 and interim periods thereafter. Early adoption is permitted. The Update only relates to certain disclosure requirements and the adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In November 2014, Accounting Standards Update 2014-16 (“Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity”—ASC 815 (“Derivatives and Hedging”)) was issued. This Update requires an issuer or an investor of hybrid financial instruments issued in the form of a share to determine whether the nature of the host contract is more akin to debt or to equity by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The amendments in this Update should be applied on a modified retrospective basis to all existing hybrid financial instruments in the form of a share as of the beginning of the fiscal year of adoption. Retrospective application is permitted to all relevant prior periods. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

In January 2015, Accounting Standards Update 2015-01 (“Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”—ASC 225-20 (“Income Statement—Extraordinary and Unusual Items”)) was issued. This Update eliminates the concept of extraordinary items from U.S. GAAP, but does not change the current presentation and disclosure requirements for material events or transactions that are unusual in nature or infrequent in occurrence. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. The amendments in this Update should be applied on either a prospective basis or a retrospective basis. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations will depend on future transactions.

(ah) Reclassifications

Certain line items presented in the condensed consolidated balance sheets, the condensed consolidated statements of income and the condensed consolidated statements of cash flows have been changed as follows starting from the three months period ended December 31, 2014. These changes aim to reflect fairly the changing revenues structure of the Company on the consolidated financial statements, which has resulted from continued diversification in our business activities and also an increase in the number of consolidated subsidiaries acquired in recent years. Corresponding to these changes, the presented amounts in the condensed consolidated balance sheets, the condensed consolidated statements of income and the condensed consolidated statements of cash flows for the previous fiscal year have also been reclassified retrospectively to conform to the presentation for the nine months ended December 31, 2014 and for the three months ended December 31, 2014.

(Condensed Consolidated Balance Sheets)

•	“Other Operating Assets” has been changed to “Property under Facility Operations.” Along with this change, a part of the assets has been reclassified into “Other Assets.”

•	“Trade Notes, Accounts and Other Receivable” previously included in “Other Receivables” has separately been presented.

•

“Time Deposits,” a part of assets previously included in “Other Operating Assets,” a part of assets previously included in “Other Receivables” and “Prepaid Expenses” have been presented as “Other Assets.”

•	“Trade Notes, Accounts and Other Payable” previously included in “Trade Notes, Accounts Payable and Other Liabilities” has separately been presented.

•	“Accrued Expenses,” “Security Deposits” and a part of liabilities previously included in “Trade Notes, Accounts Payable and Other Liabilities” have been presented as “Other Liabilities.”

(Condensed Consolidated Statements of Income)

•

“Direct financing leases” and “Interest on loans and investment securities” have been presented as “Finance revenues.” Certain finance-related revenues previously included in “Other operating revenues” have been included in “Finance revenues.”

•	“Brokerage commissions and net gains on investment securities” has been changed to “Gains on investment securities and dividends.”

•	“Gains (losses) on sales of real estate under operating leases” has been reclassified and combined into “Operating leases.”

•

“Real estate sales” and “Sales of goods” have been reclassified and combined into “Sales of goods and real estate.” “Costs of real estate sales” and “Costs of goods sold” have been reclassified and combined into “Costs of goods and real estate sold.”

•

“Revenues from asset management and servicing” and part of the service-related revenues previously classified under “Other operating revenues” have been reclassified into “Services income.” “Expenses from asset management and servicing” and part of service-related expenses previously classified under “Other operating expenses” have been reclassified into “Services expense.”

•

“Foreign currency transaction loss (gain), net” and revenues and expenses other than service-related those were previously classified under “Other operating revenues” and “Other operating expenses,” as well as part of expenses previously classified under “Selling, general and administrative expenses,” have been reclassified and combined into “Other (income) and expense, net.”

(Condensed Consolidated Statements of Cash flows)

•

“Gains on sales of real estate under operating lease” and “Gains on sales of operating lease assets other than real estate” have been combined and presented as “Gains on sales of operating lease assets” in cash flows from operating activities.

•

“Decrease (Increase) in trade notes, accounts and other receivable” previously included in “Decrease in other receivables” has separately been presented. A part of assets previously included in “Decrease (Increase) in trade notes, accounts and other receivable” has been reclassified into “Other, net” in cash flows from operating activities.

•

“Increase (Decrease) in trade notes, accounts and other payable” previously included in “Increase (Decrease) in trade notes, accounts payable and other liabilities” has separately been presented. A part of liabilities previously included in “Increase (Decrease) in trade notes, accounts and other payable” has been reclassified into “Other, net” in cash flows from operating activities.

•	“Decrease in accrued expenses” has been reclassified into “Other, net” in cash flows from operating activities.

•

“Purchases of other operating assets” has been changed to “Purchases of property under facility operations.” A part of assets previously included in “Purchases of other operating assets” has been reclassified into “Other, net” in cash flows from investing activities.

The following table provides information about finance revenues for the nine and three months ended December 31, 2013 and for the nine and three months ended December 31, 2014:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Direct financing leases	¥42,844	¥45,343
Interest on loans	91,977	83,089
Interest on investment securities	9,754	8,458
Other	2,175	2,438

	¥146,750	¥139,328

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Direct financing leases	¥14,457	¥15,518
Interest on loans	29,085	28,638
Interest on investment securities	2,894	3,154
Other	852	841

	¥47,288	¥48,151

The following table provides information about Gains on sales of real estate under operating leases included in revenues for operating leases for the nine and three months ended December 31, 2013 and for the nine and three months ended December 31, 2014:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Gains on sales of real estate under operating leases	¥4,652	¥18,491

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Gains on sales of real estate under operating leases	¥5,577	¥9,474

The following table provides information about sales of goods and real estate and costs of goods and real estate sold for the nine and three months ended December 31, 2013 and for the nine and three months ended December 31, 2014:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Sales of goods	¥69,620	¥223,895
Real estate sales	13,135	70,781

Sales of goods and real estate	82,755	294,676

Costs of goods sold	58,463	194,188
Costs of real estate sales	17,895	70,251

Costs of goods and real estate sold	¥76,358	¥264,439

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Sales of goods	¥35,221	¥104,213
Real estate sales	2,160	26,866

Sales of goods and real estate	37,381	131,079

Costs of goods sold	30,431	91,931
Costs of real estate sales	2,034	24,861

Costs of goods and real estate sold	¥32,465	¥116,792

The following table provides information about services income and services expense for the nine and three months ended December 31, 2013 and for the nine and three months ended December 31, 2014:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Revenues from asset management and servicing	¥85,130	¥160,128
Revenues from automobile related business	47,027	49,189
Revenues from facilities management related business	85,771	89,559
Revenues from environment and energy related business	27,285	46,280
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	40,825	55,211
Other	42,021	147,358

Services income	¥328,059	¥547,725

Expenses from asset management and servicing	¥24,021	¥38,704
Expenses from automobile related business	29,762	30,800
Expenses from facilities management related business	70,687	76,383
Expenses from environment and energy related business	22,594	38,291
Other	19,779	115,466

Services expense	¥166,843	¥299,644

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Revenues from asset management and servicing	¥41,613	¥68,174
Revenues from automobile related business	16,104	17,240
Revenues from facilities management related business	28,765	31,056
Revenues from environment and energy related business	16,749	14,032
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	18,745	23,327
Other	13,330	56,568

Services income	¥135,306	¥210,397

Expenses from asset management and servicing	¥12,184	¥13,648
Expenses from automobile related business	10,091	10,825
Expenses from facilities management related business	23,960	26,064
Expenses from environment and energy related business	14,296	11,845
Other	6,695	48,072

Services expense	¥67,226	¥110,454

3.	Fair Value Measurements

The Company and its subsidiaries adopted ASC 820 (“Fair Value Measurement”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1:	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3:	Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading securities, available-for-sale securities, certain investment funds, derivatives, certain reinsurance recoverables, certain contingent consideration, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and December 31, 2014:

March 31, 2014

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Loans held for sale*1	¥12,631	¥0	¥12,631	¥0
Trading securities	16,079	275	15,804	0
Available-for-sale securities	881,606	230,618	566,987	84,001
Japanese and foreign government bond securities	360,360	114,989	245,371	0
Japanese prefectural and foreign municipal bond securities	96,697	0	96,697	0
Corporate debt securities	201,386	0	200,725	661
Specified bonds issued by SPEs in Japan	6,772	0	0	6,772
CMBS and RMBS in the U.S.	17,833	0	0	17,833
Other asset-backed securities	47,798	0	613	47,185
Other debt securities	11,550	0	0	11,550
Equity securities*2	139,210	115,629	23,581	0
Other securities	6,317	0	0	6,317
Investment funds*3	6,317	0	0	6,317
Derivative assets	12,437	8	9,943	2,486
Interest rate swap agreements	2,528	0	2,528	0
Options written and other	5,486	0	3,000	2,486
Futures, foreign exchange contracts	860	8	852	0
Foreign currency swap agreements	3,534	0	3,534	0
Credit derivatives written	29	0	29	0

	¥929,070	¥230,901	¥605,365	¥92,804

Financial Liabilities:
Derivative liabilities	¥16,646	¥28	¥16,618	¥0
Interest rate swap agreements	634	0	634	0
Options written and other	3,605	0	3,605	0
Futures, foreign exchange contracts	4,966	28	4,938	0
Foreign currency swap agreements	7,176	0	7,176	0
Credit derivatives held	265	0	265	0
Accounts payable	2,833	0	0	2,833
Contingent consideration	2,833	0	0	2,833

	¥19,479	¥28	¥16,618	¥2,833

December 31, 2014

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Loans held for sale *1	¥8,958	¥0	¥8,958	¥0
Trading securities	1,360,247	49,781	1,310,466	0
Available-for-sale securities	1,225,011	122,949	1,009,506	92,556
Japanese and foreign government bond securities	487,675	0	487,675	0
Japanese prefectural and foreign municipal bond securities	159,567	0	159,567	0
Corporate debt securities	288,437	0	288,278	159
Specified bonds issued by SPEs in Japan	7,339	0	0	7,339
CMBS and RMBS in the U.S.	65,390	0	46,728	18,662
Other asset-backed securities	54,489	0	720	53,769
Other debt securities	12,627	0	0	12,627
Equity securities *2	149,487	122,949	26,538	0
Other securities	9,555	0	0	9,555
Investment funds *3	9,555	0	0	9,555
Derivative assets	20,256	734	7,820	11,702
Interest rate swap agreements	913	0	913	0
Options held/written and other	12,131	0	429	11,702
Futures, foreign exchange contracts	1,575	734	841	0
Foreign currency swap agreements	5,637	0	5,637	0
Other assets	44,715	0	0	44,715
Reinsurance recoverables *4	44,715	0	0	44,715

	¥2,668,742	¥173,464	¥2,336,750	¥158,528

Financial Liabilities:
Derivative liabilities	¥46,729	¥597	¥46,132	¥0
Interest rate swap agreements	1,318	0	1,318	0
Options written and other	5,276	0	5,276	0
Futures, foreign exchange contracts	29,122	597	28,525	0
Foreign currency swap agreements	10,750	0	10,750	0
Credit derivatives held	263	0	263	0
Accounts payable	14,194	0	0	14,194
Contingent consideration	14,194	0	0	14,194
Policy Liabilities and Policy Account Balances	1,439,345	0	0	1,439,345
Variable annuity and variable life insurance contracts *5	1,439,345	0	0	1,439,345

	¥1,500,268	¥597	¥46,132	¥1,453,539

*1

A subsidiary elected the fair value option under ASC 825 (“Financial Instrument”) on the loans held for sale originated on or after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “other (income) and expense, net” in the consolidated statements of income were losses from the change in the fair value of the loans of ¥281 million and ¥428 million for the nine months ended December 31, 2013 and 2014. Included in “other (income) and expense, net” in the consolidated statements of income were gains of ¥184 million and losses of ¥373 million from the change in the fair value of the loans for the three months ended December 31, 2013 and 2014, respectively. No gains or losses were recognized in earnings during the nine months ended December 31, 2013 and 2014, attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale at March 31, 2014, were ¥12,024 million and ¥12,631 million, respectively, and the amount of the aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥607 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of December 31, 2014, were ¥8,705 million and ¥8,958 million, respectively, and the amount of the aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥253 million. As of March 31, 2014 and December 31, 2014, there were no loans that are 90 days or more past due, in non-accrual status, or both.

*2

A subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for investments in equity securities included in available-for-sale securities. Included in “gains on investment securities and dividends” in the consolidated statements of income were gains of ¥450 million and ¥214 million from the change in the fair value of those investments for the nine months and three months ended December 31, 2014. The amounts of aggregate fair value elected the fair value option were ¥5,116 million and ¥9,845 million as of March 31, 2014 and December 31, 2014, respectively.

*3

Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for investments in some funds. Included in “gains on investment securities and dividends” in the consolidated statements of income were gains from the change in the fair value of those investments of ¥867 million and ¥868 million for the nine months ended December 31, 2013 and 2014. Included in “gains on investment securities and dividends” in the consolidated statements of income were gains from the change in the fair value of those investments of ¥472 million and ¥360 million for the three months ended December 31, 2013 and 2014. The amounts of aggregate investment funds and aggregate fair value were ¥6,317 million and ¥9,555 million as of March 31, 2014 and December 31, 2014, respectively.

*4

Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for certain reinsurance recoverables held by the subsidiary acquired during the three months ended September 30, 2014. The fair value of the reinsurance recoverables elected for the fair value option in other assets was ¥44,715 million as of December 31, 2014. For the effect of changes in the fair value of those reinsurance recoverables on earnings during the nine and three months ended December 31, 2014, see Note 15 “Life Insurance Operations.”

*5

A subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for the entire variable annuity and variable life insurance contracts held by a subsidiary acquired during the three months ended September 30, 2014 in order to match the earnings recognized for the changes in fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances was ¥1,439,345 million as of December 31, 2014. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the nine and three months ended December 31, 2014, see Note 15 “Life Insurance Operations.”

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. For the nine months ended December 31, 2013 and 2014, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended December 31, 2013 and 2014:

Nine months ended December 31, 2013

	Millions of yen
	Balance at April 1, 2013	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2013	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2013 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥136,978	¥4,231	¥4,865	¥9,096	¥22,046	¥(11,830)	¥(89,917)	¥0	¥66,373	¥181
Corporate debt securities	6,524	413	(359)	54	0	(1,325)	(4,584)	0	669	(13)
Specified bonds issued by SPEs in Japan	63,244	325	818	1,143	0	(36)	(49,622)	0	14,729	4
CMBS and RMBS in the U.S.	24,338	2,378	1,178	3,556	1,313	(10,027)	(11,607)	0	7,573	(120)
Other asset-backed securities	34,561	1,115	1,463	2,578	20,733	(442)	(24,104)	0	33,326	310
Other debt securities	8,311	0	1,765	1,765	0	0	0	0	10,076	0
Other securities	5,800	865	844	1,709	2,001	(661)	(3)	0	8,846	865
Investment funds	5,800	865	844	1,709	2,001	(661)	(3)	0	8,846	865
Derivative assets and liabilities (net)	2,099	(395)	0	(395)	0	0	(1,832)	0	(128)	(395)
Options held/written and other	2,099	(395)	0	(395)	0	0	(1,832)	0	(128)	(395)

Nine months ended December 31, 2014

	Millions of yen
	Balance at April 1, 2014	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2014	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2014 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥84,001	¥(1,252)	¥8,219	¥6,967	¥42,688	¥(1,097)	¥(19,565)	¥(20,438)	¥92,556	¥(1,397)
Corporate debt securities	661	9	7	16	0	(15)	(503)	0	159	0
Specified bonds issued by SPEs in Japan	6,772	4	102	106	1,700	0	(1,239)	0	7,339	4
CMBS and RMBS in the U.S.	17,833	107	2,767	2,874	21,820	(469)	(2,958)	(20,438)	18,662	(8)
Other asset-backed securities	47,185	(1,372)	4,266	2,894	19,168	(613)	(14,865)	0	53,769	(1,393)
Other debt securities	11,550	0	1,077	1,077	0	0	0	0	12,627	0
Other securities	6,317	854	1,272	2,126	5,699	(4,587)	0	0	9,555	854
Investment funds	6,317	854	1,272	2,126	5,699	(4,587)	0	0	9,555	854
Derivative assets and liabilities (net)	2,486	(12,638)	0	(12,638)	25,947	0	(4,093)	0	11,702	(12,638)
Options held/written and other	2,486	(12,638)	0	(12,638)	25,947	0	(4,093)	0	11,702	(12,638)
Other assets	0	(24,332)	0	(24,332)	69,403	0	(356)	0	44,715	(24,332)
Reinsurance recoverables *5	0	(24,332)	0	(24,332)	69,403	0	(356)	0	44,715	(24,332)
Accounts payable	2,833	(11,408)	0	(11,408)	0	0	(47)	0	14,194	(11,408)
Contingent consideration	2,833	(11,408)	0	(11,408)	0	0	(47)	0	14,194	(11,408)
Policy Liabilities and Policy Account Balances	0	(102,424)	0	(102,424)	1,765,443	0	(428,522)	0	1,439,345	(102,424)
Variable annuity and variable life insurance contracts *6	0	(102,424)	0	(102,424)	1,765,443	0	(428,522)	0	1,439,345	(102,424)

*1

Principally, gains and losses from available-for-sale securities are included in “gains on investment securities and dividends”, “write-downs of securities” or “life insurance premiums and related investment income”; other securities are included in “gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “other (income) and expense, net” and gains from accounts payable are included in “other (income) and expense, net” respectively. Also, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

*2	Unrealized gains and losses from available-for-sale securities are included in “net change of unrealized gains (losses) on investment in securities.”
*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance recoverables recorded in “life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “life insurance premiums and related investment income.”

*6

“Included in earnings” in the above table is recorded in “life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

There were no transfers in or out of Level 3 in the nine months ended December 31, 2013. For the nine months ended December 31, 2014, CMBS totaling ¥20,438 million were transferred from Level 3 to Level 2, since the inputs such as trading price and/or bid price became observable due to the market returning to active and the bonds invested being more liquid with actual observable trades and/or active dealer bids.

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. For the three months ended December 31, 2013 and 2014, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended December 31, 2013 and 2014:

Three months ended December 31, 2013

	Millions of yen
	Balance at September 30, 2013	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2013	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2013 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥63,765	¥192	¥2,662	¥2,854	¥5,215	¥(385)	¥(5,076)	¥0	¥66,373	¥39
Corporate debt securities	662	2	7	9	0	0	(2)	0	669	(35)
Specified bonds issued by SPEs in Japan	14,733	30	21	51	0	(14)	(41)	0	14,729	(47)
CMBS and RMBS in the U.S.	9,172	13	895	908	292	(371)	(2,428)	0	7,573	(26)
Other asset-backed securities	29,958	147	903	1,050	4,923	0	(2,605)	0	33,326	147
Other debt securities	9,240	0	836	836	0	0	0	0	10,076	0
Other securities	7,582	486	618	1,104	435	(275)	0	0	8,846	486
Investment funds	7,582	486	618	1,104	435	(275)	0	0	8,846	486
Derivative assets and liabilities (net)	(2,191)	2,189	0	2,189	0	0	(126)	0	(128)	2,189
Options held/written and other	(2,191)	2,189	0	2,189	0	0	(126)	0	(128)	2,189

Three months ended December 31, 2014

	Millions of yen
	Balance at September 30, 2014	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2014	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2014 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥76,793	¥48	¥3,670	¥3,718	¥16,344	¥(469)	¥(3,830)	¥0	¥92,556	¥(1,019)
Corporate debt securities	156	2	3	5	0	0	(2)	0	159	0
Specified bonds issued by SPEs in Japan	6,340	1	18	19	1,000	0	(20)	0	7,339	1
CMBS and RMBS in the U.S.	9,260	163	1,435	1,598	9,077	(469)	(804)	0	18,662	(26)
Other asset-backed securities	49,117	(118)	1,507	1,389	6,267	0	(3,004)	0	53,769	(994)
Other debt securities	11,920	0	707	707	0	0	0	0	12,627	0
Other securities	9,105	379	824	1,203	497	(1,250)	0	0	9,555	379
Investment funds	9,105	379	824	1,203	497	(1,250)	0	0	9,555	379
Derivative assets and liabilities (net)	15,556	(3,831)	0	(3,831)	1,988	0	(2,011)	0	11,702	(3,831)
Options held/written and other	15,556	(3,831)	0	(3,831)	1,988	0	(2,011)	0	11,702	(3,831)
Other assets	55,500	(12,957)	0	(12,957)	2,373	0	(201)	0	44,715	(12,957)
Reinsurance recoverables *5	55,500	(12,957)	0	(12,957)	2,373	0	(201)	0	44,715	(12,957)
Accounts payable	5,912	(8,282)	0	(8,282)	0	0	0	0	14,194	(8,282)
Contingent consideration	5,912	(8,282)	0	(8,282)	0	0	0	0	14,194	(8,282)
Policy liabilities and Policy Account Balances	1,575,331	(70,678)	0	(70,678)	0	0	(206,664)	0	1,439,345	(70,678)
Variable annuity and variable life insurance contracts *6	1,575,331	(70,678)	0	(70,678)	0	0	(206,664)	0	1,439,345	(70,678)

*1

Principally, gains and losses from available-for-sale securities are included in “gains on investment securities and dividends”, “write-downs of securities” or “life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “other (income) and expense, net” and gains from accounts payable are included in “other (income) and expense, net” respectively. Also, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

*2	Unrealized gains and losses from available-for-sale securities are included in “net change of unrealized gains (losses) on investment in securities.”
*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance recoverables recorded in “life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “life insurance premiums and related investment income.”

*6

“Included in earnings” in the above table is recorded in “life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risk relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

There were no transfers in or out of Level 3 in the three months ended December 31, 2013 and 2014.

The following table presents recorded amounts of assets and liabilities measured at fair value on a nonrecurring basis as of March 31, 2014 and December 31, 2014. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment.

March 31, 2014

	Millions of yen
	Total carrying value in consolidated balance sheets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥39,866	¥0	¥0	¥39,866
Investment in operating leases and property under facility operations	60,665	0	0	60,665
Land and buildings undeveloped or under construction	18,237	0	0	18,237

	¥118,768	¥0	¥0	¥118,768

December 31, 2014

	Millions of yen
	Total carrying value in consolidated balance sheets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥24,248	¥0	¥0	¥24,248
Investment in operating leases and property under facility operations	19,331	0	0	19,331
Land and buildings undeveloped or under construction	6,892	0	0	6,892
Certain investment in affiliates	1,220	0	0	1,220

	¥51,691	¥0	¥0	¥51,691

The following is a description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

Valuation process

The Company and its subsidiaries determine fair value of Level 3 assets and liabilities by using valuation techniques, such as internally developed models, or using third-party pricing information. Internally developed models include the discounted cash flow methodologies and direct capitalization methodologies. To measure the fair value of the assets and liabilities, the Company and its subsidiaries select the valuation technique which best reflects the nature, characteristics and risks of each asset and liability. The appropriateness of valuation methods and unobservable inputs is verified when measuring fair values of the assets and liabilities by using internally developed models. The Company and its subsidiaries also use third-party pricing information to measure the fair value of certain assets and liabilities. In that case, the Company and its subsidiaries verify the appropriateness of the prices by monitoring available information about the assets and liabilities, such as current conditions of the assets or liabilities, as well as surrounding market information. When these prices are determined to be able to reflect the nature, characteristics and risks of assets and liabilities reasonably, the Company and its subsidiaries use these prices as fair value of the assets and liabilities.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the United States are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and property under facility operations and land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and Land and buildings undeveloped or under construction.

Trading securities, Available-for-sale securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the United States and other asset-backed securities as level 2 if the market is active. The Company and its subsidiaries classified CMBS and RMBS in the United States and other asset-backed securities as level 3 if the market is inactive. In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to certain CMBS and RMBS in the United States and other asset-backed securities, the Company and its subsidiaries judged that there has been increased overall trading activity, and the Company and its subsidiaries classified these securities as level 2 for those securities that were measured at fair value based on the observable inputs such as trading price and/or bit price. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries continue to limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using level 3 inputs in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the United States and other asset-backed securities.

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use discounted cash flow methodologies that incorporates significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

Certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as Level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Reinsurance recoverables

Certain subsidiaries of the Company have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Contingent consideration

The Company will be required to pay certain contingent consideration described in Note 4 (Acquisitions) depending on the future performance of a certain asset management business of the acquired subsidiary, and the Company recognizes a liability for the contingent consideration at its estimated fair value. The fair value of the contingent consideration is classified as Level 3 because the Company measures its fair value using a Monte Carlo model based on inputs that are unobservable in the market.

Variable annuity and variable life insurance contracts

A subsidiary of the Company has elected the fair value option for the entire variable annuity and variable life insurance contracts held by a subsidiary acquired during the three months period ended in September 30, 2014 in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market and are categorized as trading securities. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and December 31, 2014.

	March 31, 2014
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Financial Assets:
Available-for-sale securities
Corporate debt securities	¥661	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	3,627	Discounted cash flows	Discount rate	1.0% – 11.1% (4.5%)
	3,145	Appraisals/Broker quotes	—	—
CMBS and RMBS in the U.S.	17,833	Discounted cash flows	Discount rate	10.8% – 38.0% (19.2%)
			Probability of default	0.0% – 18.1% (0.4%)
Other asset-backed securities	5,158	Discounted cash flows	Discount rate	4.1% – 28.1% (10.4%)
			Probability of default	0.9% – 1.5% (1.4%)
	42,027	Appraisals/Broker quotes	—	—
Other debt securities	11,550	Discounted cash flows	Discount rate	12.0% (12.0%)
Other securities
Investment funds	6,317	Internal cash flows	Discount rate	15.0% – 32.0% (20.1%)
Derivative assets
Options written and other	2,486	Discounted cash flows	Discount rate	10.0% – 15.0% (11.5%)

Total Assets	¥92,804

Accounts payable
Contingent consideration	¥2,833	Monte Carlo simulation	Discount rate	16.0% (16.0%)

Total Liabilities	¥2,833

	December 31, 2014
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Financial Assets:
Available-for-sale securities
Corporate debt securities	¥159	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	2,538	Discounted cash flows	Discount rate	0.9% – 3.6% (2.2%)
	4,801	Appraisals/Broker quotes	—	—
CMBS and RMBS in the U.S.	18,662	Discounted cash flows	Discount rate	13.6% – 32.4% (18.8%)
			Probability of default	0.0% – 19.9% (0.5%)
Other asset-backed securities	3,331	Discounted cash flows	Discount rate	3.9% – 28.1% (9.3%)
			Probability of default	0.9% – 1.3% (1.2%)
	50,438	Appraisals/Broker quotes	—	—
Other debt securities	12,627	Discounted cash flows	Discount rate	11.1% (11.1%)
Other securities
Investment funds	9,555	Internal cash flows	Discount rate	12.0% – 30.0% (16.1%)
Derivative assets
Options held/written and other	6,588	Discounted cash flows	Discount rate	10.0% – 15.0% (11.9%)
	5,114	Appraisals/Broker quotes	—	—
Other assets
Reinsurance recoverables	44,715	Discounted cash flows	Discount rate	(0.1)% – 0.6% (0.2%)
			Mortality rate	0.0% – 100.0% (1.1%)
			Lapse rate	1.5% – 54.0% (19.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total Assets	¥158,528

Accounts payable
Contingent consideration	¥14,194	Monte Carlo simulation	Discount rate	13.9% (13.9%)
Policy liabilities and Policy Account Balances
Valuable annuity and variable life insurance contracts	1,439,345	Discounted cash flows	Discount rate	(0.1)% – 0.6% (0.2%)
			Mortality rate	0.0% – 100.0% (1.1%)
			Lapse rate	1.5% – 54.0% (19.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total Liabilities	¥1,453,539

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2014 and December 31, 2014.

	March 31, 2014
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥39,866	Discounted cash flows	Discount rate	5.3% – 19.0% (10.2%)
		Direct capitalization	Capitalization rate	5.6% – 19.0% (10.3%)
Investment in operating leases and property under facility operations	60,665	Discounted cash flows	Discount rate	5.2% – 11.0% (5.6%)
Land and buildings undeveloped or under construction	18,237	Discounted cash flows	Discount rate	3.9% – 9.9% (7.1%)

	¥118,768

	December 31, 2014
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥24,248	Discounted cash flows	Discount rate	4.0% – 11.0% (7.6%)
		Direct capitalization	Capitalization rate	5.5% – 16.5% (10.3%)
Investment in operating leases and property under facility operations	19,331	Discounted cash flows	Discount rate	4.2% – 6.5% (5.1%)
Land and buildings undeveloped or under construction	6,892	Discounted cash flows	Discount rate	5.3% – 12.7% (9.3%)
Certain investment in affiliates	1,220	Discounted cash flows	Discount rate	9.8% (9.8%)

	¥51,691

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Acquisitions

(1) Robeco Groep N.V. acquisition

On July 1, 2013, the Company acquired approximately 90.01% of the total voting equity interests of Robeco Groep N.V. (Head office: Rotterdam, the Netherlands, hereinafter, “Robeco”) from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Head office: Utrecht, the Netherlands, hereinafter, “Rabobank”). As a result, Robeco has become a consolidated subsidiary of the Company. Robeco, a mid-size global asset manager, offers a mix of investment solutions in a broad range of strategies to institutional and private investors worldwide.

The total amount of the acquisition consideration was ¥255,163 million. The initial consideration of ¥249,987 million was paid by ¥230,579 million in cash and 13,902,900 shares issued out of treasury, valued at ¥19,408 million. The 13,902,900 shares issued to Rabobank as part of the total consideration was determined based on the closing price of ¥1,396 of the Company’s common share on the Tokyo Stock Exchange on July 1, 2013 in accordance with the share purchase agreement executed between the Company and Rabobank as of February 19, 2013. In addition, the Company will be required to pay contingent consideration depending on the future performance of a certain section of asset management business for each of Robeco’s fiscal years until the fiscal year ending in December 2015. The estimated fair value of such contingent consideration was ¥5,176 million, which is included in the total consideration transferred. The estimated fair value of the contingent consideration was ¥2,833 million and ¥14,194 million as of March 31, 2014 and December 31, 2014, respectively. The change in its fair value during the nine months ended December 31, 2014 was ¥11,408 million, of which ¥47 million yen was settled. The change in the fair value is included as part of other (income) and expense, net in the Company’s consolidated statements of income. The Company believes that the change in such consideration is not expected to be significant.

Transaction costs of ¥2,039 million are included in selling, general and administrative expenses in the Company’s consolidated statements of income for prior periods.

Through this acquisition, the Company aims to expand its global asset management business as one of the measures to pursue new business models by combining finance with related services. The rationale for the Company’s acquisition of Robeco includes the strength of Robeco’s global brand, the diversity of its businesses across asset classes and regions, the breadth of its global distribution network and the experience of its investment teams. As a well-managed and relatively autonomous group of businesses with a good performance record, Robeco is the ideal vehicle for the Company to pursue its ambitions in global asset management. Growth opportunities also exist in the pension and asset management markets in Asia and the Middle East, where the Company has an established network.

The Company allocated the acquisition consideration to Robeco’s respective assets acquired and liabilities assumed, and records the identified assets, liabilities and noncontrolling interest based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”). The fair value of noncontrolling interest is estimated based on the acquisition consideration taking into account an appraised value using a market approach (business enterprise value multiples).

The Company has finalized the purchase price allocation during the three months ended June 30, 2014. As a result, the following table provides fair value amounts allocated to assets acquired and liabilities assumed of Robeco.

Millions of yen
Fair value amounts of assets, liabilities and noncontrolling interest
Cash and Cash Equivalents	¥43,737
Investment in Securities	3,325
Investment in Affiliates	931
Trade Notes, Accounts and Other Receivable	1,462
Office Facilities	1,839
Other Assets	390,491

Total Assets	441,785

Trade Notes, Accounts and Other Payable	770
Current and Deferred Income Taxes	71,087
Long-Term Debt	31,016
Other Liabilities	55,981

Total Liabilities	158,854

Noncontrolling interests	27,768

Net	¥255,163

Goodwill with a value of ¥130,961 million, and other intangible assets of ¥205,730 million that were identified in connection with the acquisition are included in other assets in the above table and the Company’s consolidated balance sheets as of December 31, 2014. The goodwill is calculated as the excess of consideration transferred and the fair value of noncontrolling interest over the net assets recognized at fair value. The Company calculated the amount of goodwill based on estimates of fair value of assets acquired, liabilities assumed and noncontrolling interest. The goodwill represents the future growth of the ORIX Group from new revenue streams arising from the consolidation of Robeco and synergies with the Company’s existing assets and businesses. The goodwill is not deductible for tax purposes. The goodwill and other intangible assets recorded in connection with this acquisition are included in the Overseas Business segment.

Other intangible assets recognized in this acquisition consist of the following:

	Millions of yen	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangible assets not subject to amortization:
Asset management contracts	¥152,680	—
Trade names	18,115	—

Subtotal	170,795

Intangibles subject to amortization:
Customer relationships	32,994	7
Software	1,941	7

Subtotal	34,935

Total	¥205,730

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2012, the beginning of the fiscal year ended March 31, 2013:

Millions of yen
Nine months ended December 31, 2013
Total revenues	¥932,236
Income from Continuing Operations	112,720

Total revenues and income from continuing operations of Robeco included in the Company’s consolidated statements of income for the nine months ended December 31, 2013 were ¥73,018 million and ¥10,821 million, respectively

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date. The unaudited supplemental pro forma financial information does not include nonrecurring costs directly attributable to the acquisition, such as certain professional fees, that would not have been incurred had the acquisition not occurred.

(2) DAIKYO INCORPORATED acquisition

In March, 2005, the Company entered into a capital alliance with DAIKYO INCORPORATED (Head office: Shibuya-ku, Tokyo, Japan, hereinafter, “DAIKYO”), which operates condominium development and management businesses. In connection with the capital alliance, the Company acquired 133,720,000 shares of DAIKYO’s common stock, 10,000,000 shares of type-1 preferred stock, 15,000,000 shares of type-2 preferred stock and 25,000,000 shares of type-4 preferred stock. In June 2008, DAIKYO redeemed certain of type-2 preferred stock and type-4 preferred stock held by the Company. Furthermore, in March 2009, the Company subscribed 25,000,000 shares of type-7 preferred stock and acquired 23,598,144 shares of type-8 preferred stock of DAIKYO. Since entering into the capital alliance, DAIKYO has shifted its business model from one focusing on “Flow business”, such as development and sale of condominiums, to one that achieves a balance between “Flow business” and “Stock business”, such as asset management and brokerage of condominiums. As a result of the shift, DAIKYO has developed business platforms that generate more stable financial performance.

On February 27, 2014, to increase earnings from its investment, the Company exercised its conversion rights attached to all type-2 preferred stock, type-4 preferred stock, type-7 preferred stock and type-8 preferred stock of DAIKYO held by the Company. As a result, the Company acquired an additional 398,204,999 shares of common stock of DAIKYO. Following the conversion, its voting rights in DAIKYO increased from 31.7% to 64.1% and DAIKYO became a consolidated subsidiary of the Company from an equity method affiliate. There was no additional capital investment in DAIKYO in conjunction with the exercise of the acquisition rights.

Transaction costs of ¥23 million are included in selling, general and administrative expenses in the Company’s prior consolidated statements of income during the three months ended March 31, 2014.

Prior to the exercise of the acquisition rights in February 2014, the Company’s interest in DAIKYO was accounted for under the equity method of accounting. As a result of this step acquisition, the Company remeasured its previously held equity interest at its fair value of ¥124,606 million, which was calculated based primarily on the market price of the common shares on an as-if converted basis adjusted for any control premium, and the Company recognized a gain of ¥58,435 million included in gains on sales of subsidiaries and affiliates and liquidation losses, net in the consolidated statement of income during the three months ended March 31, 2014.

The Company allocates the acquisition consideration in the amount of ¥124,606 million to DAIKYO’s respective assets acquired and liabilities assumed and records the identified assets, liabilities and noncontrolling interest based on their fair values at the acquisition date using the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”). The fair value of noncontrolling interest is measured based on the market price of the common shares held by noncontrolling shareholders as of the acquisition date.

The following table provides preliminary fair value amounts allocated to assets acquired and liabilities assumed from DAIKYO. The acquisition occurred during the three months ended March 31, 2014, and purchase price allocation has not yet been finalized as of the filing date of this report. Although certain items are still pending further evaluation, the final purchase price allocations are not expected to differ materially from the current valuation.

Provisional fair value amounts of assets, liabilities and noncontrolling interest
Cash and Cash Equivalents	¥105,137
Investment in Operating Leases	3,975
Investment in Securities	1,313
Investment in Affiliates	32,596
Trade Notes, Accounts and Other Receivable	15,170
Inventories	95,202
Office Facilities	10,975
Other Assets	97,638

Total Assets	362,006

Short-Term Debt	1,387
Trade Notes, Accounts and Other Payable	41,635
Current and Deferred Income Taxes	17,972
Long-Term Debt	65,710
Other Liabilities	42,043

Total Liabilities	168,747

Noncontrolling interests	68,653

Net	¥124,606

Goodwill with a value of ¥12,957 million, and other intangible assets of ¥60,308 million that were identified in connection with the acquisition are included in other assets in the above table and the Company’s consolidated balance sheets as of December 31, 2014. The goodwill is calculated as the excess of consideration transferred and the fair value of noncontrolling interest over the net assets recognized at fair value. The Company calculated the amount of goodwill based on preliminary estimates of fair value of assets acquired, liabilities assumed and noncontrolling interest. The completion of the purchase price allocation could result in an adjustment to the amount of goodwill and other intangible assets. However, such an adjustment, if any, is not expected to have a significant effect on the Company’s consolidated statements of income. The goodwill represents the future growth of the ORIX Group from new revenue streams arising from the consolidation of DAIKYO and synergies with the existing Company’s assets and businesses. The goodwill is not deductible for tax purposes. The goodwill and other intangible assets recorded in connection with this acquisition are included in the Investment and Operation segment.

Other intangible assets recognized in this acquisition consist of the following:

	Millions of yen	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangible assets not subject to amortization:
Trade names	¥20,355	—

Subtotal	20,355

Intangibles subject to amortization:
Customer relationships	37,463	18
Backlog	2,490	2

Subtotal	39,953

Total	¥60,308

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2012, the beginning of the fiscal year ended March 31, 2013:

Millions of yen
Nine months ended December 31, 2013
Total revenues	¥1,156,058
Income from Continuing Operations	132,216

There were no total revenues and income from continuing operations of DAIKYO after acquisition included in the Company’s consolidated statement of income for the nine months ended December 31, 2013.

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date.

(3) Hartford Life Insurance K.K. acquisition

On July 1, 2014, the Company’s wholly owned subsidiary, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), acquired the entire outstanding shares of Hartford Life Insurance K.K. (Head office: Minato-ku, Tokyo, Japan, Business description: Life insurance business and reinsurance business, hereinafter, “HLIKK”), a subsidiary of The Hartford Financial Services Group, Inc. in accordance with the share purchase agreement executed between the Company and Hartford Life, Inc. (Head office: Simsburry, Connecticut, U.S.A.), a subsidiary of The Hartford Financial Services Group, Inc. as of April 28, 2014 in order to enhance its capital strength and improve the soundness of its management, in view of accelerating its growth. As a result, HLIKK has become a consolidated subsidiary of the Company. HLIKK has discontinued selling insurance products since June 2009.

The total amount of acquisition consideration was ¥98,355 million, of which amount, ¥97,676 million was paid in cash on July 1, 2014. In addition, an additional consideration of ¥679 million was paid in cash on December 3, 2014, as a result of the acquisition price adjustment calculated based on HLIKK’s net assets as of June 30, 2014 pursuant to the share purchase agreement.

Transaction costs are ¥224 million for the year ended March 31, 2014 and ¥1,217 million for the nine month period ended December 31, 2014, respectively, and are included in selling, general and administrative expenses in the Company’s consolidated statements of income.

The Company allocated the acquisition consideration to HLIKK’s respective assets acquired and liabilities assumed, and recorded the identified assets and liabilities based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”).

The following table provides preliminary fair value amounts allocated to assets acquired and liabilities assumed of HLIKK. The acquisition occurred during the three months ended September 30, 2014, and the purchase price allocation has not yet been finalized as of the filing date of this report. Although certain items are still pending further evaluation, the final purchase price allocations are not expected to differ materially from the current valuation.

In connection with this acquisition, the Company recognized the identifiable assets acquired and the liabilities assumed at their fair value, and recognized an excess of the fair value of the net assets acquired over the fair value of the consideration transferred as a bargain purchase gain of ¥36,082 million, which is separately reported in the consolidated statements of income.

Millions of yen
Provisional Fair value amounts of assets, liabilities
Cash and Cash Equivalents	¥69,244
Installment Loans	282
Investment in Securities	1,847,536
Trade Notes, Accounts and Other Receivable	66,340
Office Facilities	351
Other Assets	319,244

Total Assets	2,302,997

Short-Term Debt	25,000
Trade Notes, Accounts and Other Payable	3,979
Policy Liabilities and Policy Account Balances	2,125,257
Current and Deferred Income Taxes	8,413
Other Liabilities	5,911

Total Liabilities	2,168,560

Net	134,437

Fair values of Consideration transferred	98,355

Bargain purchase gain	¥36,082

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2013, the beginning of the year ended March 31, 2014:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Total revenues	¥1,395,758	¥1,620,542
Income from Continuing Operations	138,045	201,291

Total revenues and income from continuing operations of HLIKK included in the Company’s consolidated statements of income for the nine months ended December 31, 2014 are ¥167,808 million and ¥2,257 million, respectively. Total revenues and income from continuing operations of HLIKK included in the Company’s consolidated statements of income for the three months ended December 31, 2014 are ¥97,131 million and ¥3,226 million, respectively.

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date. The Company elected the fair value option to account for variable annuity insurance contracts at the acquisition date; however, it cannot reasonably calculate their fair values prior to the acquisition date as if the fair value option were retrospectively applied. Thus, the unaudited supplemental pro forma financial information is prepared in accordance with ASC 944 (“Financial Services—Insurance”) without applying the fair value option accounting.

There were no other individually material acquisitions during the year ended March 31, 2014 or the nine months ended December 31, 2014.

5.	Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries apply ASC 310 (“Receivables”), which requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31, 2014, for the nine and three months ended December 31, 2013 and for the nine and three months ended December 31, 2014:

	Nine months ended December 31, 2013
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate		Purchased loans *1
	Consumer	Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥14,526	¥16,717	¥41,875	¥15,316	¥15,830	¥104,264
Provision (Reversal)	3,248	2,035	(123)	1,922	2,424	9,506
Charge-offs	(3,146)	(2,529)	(6,321)	(3,296)	(3,154)	(18,446)
Recoveries	279	140	719	98	65	1,301
Other *2	(29)	(6,088)	1,187	183	340	(4,407)

Ending balance	¥14,878	¥10,275	¥37,337	¥14,223	¥15,505	¥92,218

Individually evaluated for impairment	3,453	9,475	29,148	12,536	0	54,612
Not individually evaluated for impairment	11,425	800	8,189	1,687	15,505	37,606

Financing receivables :
Ending balance	¥1,212,244	¥208,167	¥818,085	¥56,638	¥1,064,253	¥3,359,387

Individually evaluated for impairment	11,669	30,694	90,124	23,619	0	156,106
Not individually evaluated for impairment	1,200,575	177,473	727,961	33,019	1,064,253	3,203,281

	Three months ended December 31, 2013
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥14,790	¥9,052	¥36,737	¥14,243	¥15,090	¥89,912
Provision	1,168	2,047	89	123	850	4,277
Charge-offs	(1,101)	(360)	(825)	(269)	(804)	(3,359)
Recoveries	53	0	465	3	24	545
Other *3	(32)	(464)	871	123	345	843

Ending balance	¥14,878	¥10,275	¥37,337	¥14,223	¥15,505	¥92,218

	As of March 31, 2014
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Ending balance	¥13,473	¥9,047	¥32,744	¥14,148	¥15,384	¥84,796

Individually evaluated for impairment	3,279	8,534	25,054	12,288	0	49,155
Not Individually Evaluated for Impairment	10,194	513	7,690	1,860	15,384	35,641

Financing receivables :
Ending balance	¥1,236,414	¥174,204	¥837,329	¥53,341	¥1,094,073	¥3,395,361

Individually evaluated for impairment	11,796	24,902	76,051	23,075	0	135,824
Not individually evaluated for impairment	1,224,618	149,302	761,278	30,266	1,094,073	3,259,537

	Nine months ended December 31, 2014
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥13,473	¥9,047	¥32,744	¥14,148	¥15,384	¥84,796
Provision (Reversal)	4,086	(686)	1,823	(900)	1,941	6,264
Charge-offs	(5,025)	(327)	(4,312)	(2,989)	(2,168)	(14,821)
Recoveries	833	0	628	372	42	1,875
Other *4	72	186	1,068	204	642	2,172

Ending balance	¥13,439	¥8,220	¥31,951	¥10,835	¥15,841	¥80,286

Individually evaluated for impairment	2,845	7,717	21,510	8,843	0	40,915
Not individually evaluated for impairment	10,594	503	10,441	1,992	15,841	39,371

Financing receivables :
Ending balance	¥1,300,233	¥134,240	¥956,655	¥43,272	¥1,189,905	¥3,624,305

Individually evaluated for impairment	11,931	21,957	53,843	16,246	0	103,977
Not individually evaluated for impairment	1,288,302	112,283	902,812	27,026	1,189,905	3,520,328

	Three months ended December 31, 2014
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning Balance	¥13,298	¥7,433	¥29,467	¥12,106	¥15,489	¥77,793
Provision (Reversal)	1,321	272	2,409	(284)	569	4,287
Charge-offs	(1,390)	(259)	(973)	(1,155)	(576)	(4,353)
Recoveries	206	0	224	61	15	506
Other *3	4	774	824	107	344	2,053

Ending balance	¥13,439	¥8,220	¥31,951	¥10,835	¥15,841	¥80,286

*1

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

*2

Other mainly includes foreign currency translation adjustments. Additionally, other in non-recourse loans includes decreases by ¥6,243 million due to the sale of controlling class interests of certain VIE, which was formerly consolidated, to a third party and resulting in deconsolidation of the VIE.

*3	Other mainly includes foreign currency translation adjustments.
*4	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries.
*5	Loans held for sale are not included in the table above.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and direct financing leases. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2014 and December 31, 2014:

	March 31, 2014
		Millions of yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded *1:		¥25,049	¥25,025	¥0
Consumer borrowers		725	711	0
	Housing loans	725	711	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		24,324	24,314	0
Non-recourse loans	Japan	6,505	6,505	0
	Americas	2,259	2,259	0
Other	Real estate companies	3,770	3,767	0
	Entertainment companies	2,614	2,613	0
	Other	9,176	9,170	0
Purchased loans		0	0	0
With an allowance recorded *2:		110,775	110,064	49,155
Consumer borrowers		11,071	11,010	3,279
	Housing loans	6,592	6,543	2,432
	Card loans	2,950	2,942	629
	Other	1,529	1,525	218
Corporate borrowers		76,629	75,979	33,588
Non-recourse loans	Japan	1,363	1,299	1,020
	Americas	14,775	14,746	7,514
Other	Real estate companies	25,099	25,046	8,911
	Entertainment companies	5,213	5,172	1,801
	Other	30,179	29,716	14,342
Purchased loans		23,075	23,075	12,288

Total:		¥135,824	¥135,089	¥49,155

Consumer borrowers		11,796	11,721	3,279

	Housing loans	7,317	7,254	2,432

	Card loans	2,950	2,942	629

	Other	1,529	1,525	218

Corporate borrowers		100,953	100,293	33,588

Non-recourse loans	Japan	7,868	7,804	1,020

	Americas	17,034	17,005	7,514

Other	Real estate companies	28,869	28,813	8,911

	Entertainment companies	7,827	7,785	1,801

	Other	39,355	38,886	14,342

Purchased loans		23,075	23,075	12,288

	December 31, 2014
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1:		¥12,607	¥12,549	¥0
Consumer borrowers		461	459	0
	Housing loans	461	459	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		12,146	12,090	0
Non-recourse loans	Japan	4,975	4,975	0
	Americas	0	0	0
Other	Real estate companies	449	447	0
	Entertainment companies	1,242	1,205	0
	Other	5,480	5,463	0
Purchased loans		0	0	0
With an allowance recorded *2:		91,370	87,735	40,915
Consumer borrowers		11,470	9,366	2,845
	Housing loans	5,392	3,303	1,949
	Card loans	3,574	3,565	594
	Other	2,504	2,498	302
Corporate borrowers		63,654	62,123	29,227
Non-recourse loans	Japan	0	0	0
	Americas	16,982	16,974	7,717
Other	Real estate companies	16,850	16,710	5,479
	Entertainment companies	3,729	3,698	1,466
	Other	26,093	24,741	14,565
Purchased loans		16,246	16,246	8,843

Total:		¥103,977	¥100,284	¥40,915

Consumer borrowers		11,931	9,825	2,845

	Housing loans	5,853	3,762	1,949

	Card loans	3,574	3,565	594

	Other	2,504	2,498	302

Corporate borrowers		75,800	74,213	29,227

Non-recourse loans	Japan	4,975	4,975	0

	Americas	16,982	16,974	7,717

Other	Real estate companies	17,299	17,157	5,479

	Entertainment companies	4,971	4,903	1,466

	Other	31,573	30,204	14,565

Purchased loans		16,246	16,246	8,843

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the nine and three months ended December 31, 2013 and 2014:

Nine months ended December 31, 2013
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥11,357	¥236	¥181
	Housing loans	8,175	191	145
	Card loans	2,329	28	22
	Other	853	17	14
Corporate borrowers		143,421	2,803	2,709
Non-recourse loans	Japan	17,904	214	201
	Americas	24,641	518	518
Other	Real estate companies	41,200	699	681
	Entertainment companies	10,889	347	320
	Other	48,787	1,025	989
Purchased loans		26,216	0	0

Total		¥180,994	¥3,039	¥2,890

Nine months ended December 31, 2014
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥11,780	¥218	¥160
	Housing loans	6,518	138	93
	Card loans	3,275	45	37
	Other	1,987	35	30
Corporate borrowers		85,278	1,647	1,304
Non-recourse loans	Japan	6,148	0	0
	Americas	15,385	384	384
Other	Real estate companies	22,235	353	292
	Entertainment companies	6,321	169	116
	Other	35,189	741	512
Purchased loans		19,616	0	0

Total		¥116,674	¥1,865	¥1,464

Three months ended December 31, 2013
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥11,617	¥76	¥49
	Housing loans	7,906	60	34
	Card loans	2,616	9	8
	Other	1,095	7	7
Corporate borrowers		125,420	891	857
Non-recourse loans	Japan	13,089	92	80
	Americas	20,193	103	103
Other	Real estate companies	36,882	228	223
	Entertainment companies	10,030	106	97
	Other	45,226	362	354
Purchased loans		24,330	0	0

Total		¥161,367	¥967	¥906

Three months ended December 31, 2014
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥11,834	¥76	¥55
	Housing loans	6,017	49	29
	Card loans	3,502	15	14
	Other	2,315	12	12
Corporate borrowers		74,539	404	360
Non-recourse loans	Japan	5,082	0	0
	Americas	14,374	124	124
Other	Real estate companies	18,007	78	78
	Entertainment companies	5,093	34	34
	Other	31,983	168	124
Purchased loans		17,285	0	0

Total		¥103,658	¥480	¥415

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2014 and December 31, 2014:

March 31, 2014
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,218,469	¥11,796	¥6,149	¥17,945	¥1,236,414
	Housing loans	968,269	7,317	4,211	11,528	979,797
	Card loans	225,198	2,950	720	3,670	228,868
	Other	25,002	1,529	1,218	2,747	27,749
Corporate borrowers		910,580	100,953	0	100,953	1,011,533
Non-recourse loans	Japan	64,757	7,868	0	7,868	72,625
	Americas	84,545	17,034	0	17,034	101,579
Other	Real estate companies	217,096	28,869	0	28,869	245,965
	Entertainment companies	99,057	7,827	0	7,827	106,884
	Other	445,125	39,355	0	39,355	484,480
Purchased loans		30,266	23,075	0	23,075	53,341
Direct financing leases		1,080,186	0	13,887	13,887	1,094,073
	Japan	751,877	0	9,560	9,560	761,437
	Overseas	328,309	0	4,327	4,327	332,636

Total		¥3,239,501	¥135,824	¥20,036	¥155,860	¥3,395,361

December 31, 2014
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,282,793	¥11,931	¥5,509	¥17,440	¥1,300,233
	Housing loans	1,020,999	5,853	3,043	8,896	1,029,895
	Card loans	238,838	3,574	811	4,385	243,223
	Other	22,956	2,504	1,655	4,159	27,115
Corporate borrowers		1,015,095	75,800	0	75,800	1,090,895
Non-recourse loans	Japan	41,281	4,975	0	4,975	46,256
	Americas	71,002	16,982	0	16,982	87,984
Other	Real estate companies	240,592	17,299	0	17,299	257,891
	Entertainment companies	89,763	4,971	0	4,971	94,734
	Other	572,457	31,573	0	31,573	604,030
Purchased loans		27,026	16,246	0	16,246	43,272
Direct financing leases		1,173,124	0	16,781	16,781	1,189,905
	Japan	783,775	0	10,777	10,777	794,552
	Overseas	389,349	0	6,004	6,004	395,353

Total		¥3,498,038	¥103,977	¥22,290	¥126,267	¥3,624,305

Note: Loans	held for sale are not included in the table above.

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when it is probable that the Company and its subsidiaries will be unable to collect all amounts, while all the other loans are included in the category of performing assets.

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans and card loans and other, which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2014 and December 31, 2014:

March 31, 2014
		Millions of yen
	Class	Past-due financing receivables			Total financing receivables	Non-accrual
Portfolio segment		30-89 days past-due	90 days or more past-due	Total past-due
Consumer borrowers		¥4,477	¥10,542	¥15,019	¥1,236,414	¥10,542
	Housing loans	3,157	8,009	11,166	979,797	8,009
	Card loans	731	1,204	1,935	228,868	1,204
	Other	589	1,329	1,918	27,749	1,329
Corporate borrowers		20,977	45,372	66,349	1,011,533	58,298
Non-recourse loans	Japan	1,364	5,418	6,782	72,625	5,418
	Americas	17,470	3,687	21,157	101,579	14,432
Other	Real estate companies	149	13,005	13,154	245,965	13,005
	Entertainment companies	1,195	1,297	2,492	106,884	1,297
	Other	799	21,965	22,764	484,480	24,146
Direct financing leases		6,365	13,887	20,252	1,094,073	13,887
	Japan	1,563	9,560	11,123	761,437	9,560
	Overseas	4,802	4,327	9,129	332,636	4,327

Total		¥31,819	¥69,801	¥101,620	¥3,342,020	¥82,727

December 31, 2014
		Millions of yen
	Class	Past-due financing receivables			Total financing receivables	Non-accrual
Portfolio segment		30-89 days past-due	90 days or more past-due	Total past-due
Consumer borrowers		¥3,064	¥8,970	¥12,034	¥1,300,233	¥8,970
	Housing loans	1,490	5,922	7,412	1,029,895	5,922
	Card loans	679	1,218	1,897	243,223	1,218
	Other	895	1,830	2,725	27,115	1,830
Corporate borrowers		8,458	41,318	49,776	1,090,895	46,044
Non-recourse loans	Japan	0	4,975	4,975	46,256	4,975
	Americas	6,739	9,015	15,754	87,984	10,980
Other	Real estate companies	0	8,891	8,891	257,891	8,891
	Entertainment companies	50	611	661	94,734	611
	Other	1,669	17,826	19,495	604,030	20,587
Direct financing leases		6,030	16,781	22,811	1,189,905	16,781
	Japan	1,378	10,777	12,155	794,552	10,777
	Overseas	4,652	6,004	10,656	395,353	6,004

Total		¥17,552	¥67,069	¥84,621	¥3,581,033	¥71,795

Note: Loans	held for sale and purchased loans are not included in the table above.

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the nine months ended December 31, 2013 and 2014, and during the three months ended December 31, 2013 and 2014:

Nine months ended December 31, 2013
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥2,583	¥1,651
	Housing loans	443	208
	Card loans	1,335	938
	Other	805	505
Corporate borrowers		7,643	5,952
Non-recourse loans	Japan	3,381	2,264
	Americas	902	902
Other	Real estate companies	122	89
	Entertainment companies	135	65
	Other	3,103	2,632

Total		¥10,226	¥7,603

Nine months ended December 31, 2014
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥3,990	¥2,907
	Housing loans	357	179
	Card loans	1,920	1,489
	Other	1,713	1,239
Corporate borrowers		806	787
Non-recourse loans	Americas	145	145
Other	Other	661	642

Total		¥4,796	¥3,694

Three months ended December 31, 2013
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥780	¥479
	Housing loans	171	81
	Card loans	341	234
	Other	268	164
Corporate borrowers		4,215	2,552
Non-recourse loans	Japan	3,381	2,264
Other	Real estate companies	56	43
	Entertainment companies	135	65
	Other	643	180

Total		¥4,995	¥3,031

Three months ended December 31, 2014
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥1,352	¥1,016
	Housing loans	84	36
	Card loans	625	510
	Other	643	470
Corporate borrowers		276	273
Other	Other	276	273

Total		¥1,628	¥1,289

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2013 and for which there was a payment default during the nine and three months ended December 31, 2013:

Nine months ended December 31, 2013
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥50
	Housing loans	19
	Card loans	30
	Other	1
Corporate borrowers		221
Other	Other	221

Total		¥271

Three months ended December 31, 2013
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥17
	Card loans	17
Corporate borrowers		49
Other	Other	49

Total		¥66

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2014 and for which there was a payment default during the nine and three months ended December 31, 2014:

Nine months ended December 31, 2014
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥113
	Housing loans	8
	Card loans	75
	Other	30
Corporate borrowers		497
Other	Other	497

Total		¥610

Three months ended December 31, 2014
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥50
	Housing loans	0
	Card loans	32
	Other	18
Corporate borrowers		134
Other	Other	134

Total		¥184

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

6.	Investment in Securities

Investment in securities at March 31, 2014 and December 31, 2014 consists of the following:

	Millions of yen
	March 31, 2014	December 31, 2014
Trading securities*	¥16,079	¥1,360,247
Available-for-sale securities	881,606	1,225,011
Held-to-maturity securities	96,731	95,512
Other securities	220,160	210,877

Total	¥1,214,576	¥2,891,647

*

The amount of assets under management of variable annuity and variable life insurance contracts, which increased as a result of the acquisition of a subsidiary, included in trading securities was ¥1,326,473 million as of December 31, 2014.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share. The aggregate carrying amount of other securities accounted for under the cost method totaled ¥80,953 million and ¥72,488 million at March 31, 2014 and December 31, 2014, respectively. Investments with an aggregate cost of ¥72,089 million and ¥69,253 million, respectively, were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

A certain subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in equity securities included in available-for-sale securities, which as of March 31, 2014 and December 31, 2014, were fair valued at ¥5,116 million and ¥9,845 million, respectively.

Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in a trust and investment funds included in other securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2014 and December 31, 2014, the fair values of these investments were at ¥6,317 million and ¥9,555 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at March 31, 2014 and December 31, 2014 are as follows:

March 31, 2014

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥359,148	¥1,230	¥(18)	¥360,360
Japanese prefectural and foreign municipal bond securities	93,927	2,913	(143)	96,697
Corporate debt securities	199,340	2,601	(555)	201,386
Specified bonds issued by SPEs in Japan	6,850	70	(148)	6,772
CMBS and RMBS in the Americas	17,445	614	(226)	17,833
Other asset-backed securities	47,344	1,269	(815)	47,798
Other debt securities	9,508	2,042	0	11,550
Equity securities	87,988	51,783	(561)	139,210

	821,550	62,522	(2,466)	881,606

Held-to-maturity:
Japanese government bond securities and other	96,731	7,305	0	104,036

	¥918,281	¥69,827	¥(2,466)	¥985,642

December 31, 2014

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥477,481	¥10,194	¥0	¥487,675
Japanese prefectural and foreign municipal bond securities	153,489	6,114	(36)	159,567
Corporate debt securities	283,506	5,065	(134)	288,437
Specified bonds issued by SPEs in Japan	7,315	63	(39)	7,339
CMBS and RMBS in the Americas	64,384	1,333	(327)	65,390
Other asset-backed securities	54,087	1,335	(933)	54,489
Other debt securities	9,793	2,834	0	12,627
Equity securities	108,170	44,253	(2,936)	149,487

	1,158,225	71,191	(4,405)	1,225,011

Held-to-maturity:
Japanese government bond securities and other	95,512	15,742	0	111,254

	¥1,253,737	¥86,933	¥(4,405)	¥1,336,265

The following tables provide information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of March 31, 2014 and December 31, 2014, respectively.

March 31, 2014

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥140,133	¥(10)	¥14,977	¥(8)	¥155,110	¥(18)
Japanese prefectural and foreign municipal bond securities	31,407	(143)	0	0	31,407	(143)
Corporate debt securities	27,496	(31)	10,968	(524)	38,464	(555)
Specified bonds issued by SPEs in Japan	0	0	2,138	(148)	2,138	(148)
CMBS and RMBS in the Americas	5,186	(55)	884	(171)	6,070	(226)
Other asset-backed securities	10,705	(36)	1,656	(779)	12,361	(815)
Equity securities	15,957	(541)	99	(20)	16,056	(561)

	¥230,884	¥(816)	¥30,722	¥(1,650)	¥261,606	¥(2,466)

December 31, 2014

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese prefectural and foreign municipal bond securities	¥13,867	¥(24)	¥174	¥(12)	¥14,041	¥(36)
Corporate debt securities	8,633	(3)	10,295	(131)	18,928	(134)
Specified bonds issued by SPEs in Japan	0	0	1,261	(39)	1,261	(39)
CMBS and RMBS in the Americas	20,494	(142)	611	(185)	21,105	(327)
Other asset-backed securities	20,279	(773)	4,917	(160)	25,196	(933)
Equity securities	35,769	(2,873)	1,488	(63)	37,257	(2,936)

	¥99,042	¥(3,815)	¥18,746	¥(590)	¥117,788	¥(4,405)

The number of investment securities that were in an unrealized loss position as of March 31, 2014 and December 31, 2014 were 184 and 161, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met.

Debt securities with unrealized loss position mainly include corporate debt securities in Japan, specified bonds issued by special purpose entities in Japan, CMBS and RMBS in the Americas, other asset-backed securities.

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at December 31, 2014.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the real estate market in Japan and the credit crunch in the capital and financial markets. Considering all available information to assess the collectability of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at December 31, 2014.

The unrealized loss associated with CMBS and RMBS in the Americas and other asset-backed securities is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis and no credit impairment was identified. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at December 31, 2014.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at December 31, 2014.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for nine months ended December 31, 2013 and 2014 are as follows:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Total other-than-temporary impairment losses	¥2,372	¥6,384
Portion of loss recognized in other comprehensive income (before taxes)	(3)	(68)

Net impairment losses recognized in earnings	¥2,369	¥6,316

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for three months ended December 31, 2013 and 2014 are as follows:

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Total other-than-temporary impairment losses	¥369	¥4,562
Portion of loss recognized in other comprehensive income (before taxes)	(3)	0

Net impairment losses recognized in earnings	¥366	¥4,562

Total other-than-temporary impairment losses for the nine and three months ended December 31, 2013 mainly relate to equity securities and other securities. Total other-than-temporary impairment losses for the nine and three months ended December 31, 2014 relate to equity securities, debt securities and other securities.

During the nine months ended December 31, 2014, other-than-temporary impairment losses related to debt securities are recognized mainly on certain other asset-backed securities. Other asset-backed securities have experienced credit losses due to decline in the value of the underlying assets. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes. The credit loss assessment is made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed securities, that were estimated based on a number of assumptions such as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for nine months ended December 31, 2013 and 2014 are as follows:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Beginning	¥7,809	¥1,991
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	8	456
Credit loss for which an other-than-temporary impairment was previously recognized	0	234
Reduction during the period:
For securities sold	(3,609)	(3)
Due to change in intent to sell or requirement to sell	(1,896)	(22)

Ending	¥2,312	¥2,656

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for three months ended December 31, 2013 and 2014 are as follows:

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Beginning	¥2,648	¥2,444
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	8	0
Credit loss for which an other-than-temporary impairment was previously recognized	0	234
Reduction during the period:
For securities sold	(100)	0
Due to change in intent to sell or requirement to sell	(244)	(22)

Ending	¥2,312	¥2,656

At March 31, 2014, other-than-temporary impairment related to the non-credit losses arising from debt securities for which other-than-temporary impairment related to the credit loss had been recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) was included in unrealized gains/losses (before taxes) of CMBS and RMBS in the Americas, with gross unrealized gains of ¥59 million and unrealized losses of ¥102 million, and was included in unrealized gains/losses (after taxes) of accumulated other comprehensive income, with gross unrealized gains of ¥38 million and unrealized losses of ¥65 million. At December 31, 2014, other-than-temporary impairment related to the non-credit losses arising from debt securities for which other-than-temporary impairment related to the credit loss had been recognized in earnings was included in unrealized gains/losses (before taxes) of CMBS and RMBS in the Americas, with gross unrealized gains of ¥230 million and unrealized losses of ¥50 million, and was included in unrealized gains/losses (after taxes) of accumulated other comprehensive income, with gross unrealized gains of ¥147 million and unrealized losses of ¥32 million. The unrealized gains/losses include unrealized gains/losses on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥9,754 million and ¥8,458 million, for the nine months ended December 31, 2013 and 2014, respectively. Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥2,894 million and ¥3,154 million, for the three months ended December 31, 2013 and 2014, respectively.

7.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as lease receivables and installment loans (commercial mortgage loans, housing loans and other).

In the securitization process, these financial assets are transferred to SPEs, such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810 (“Consolidation”), trusts or SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs.

During the nine months ended December 31, 2013 and 2014, there was no securitization transaction accounted for as a sale.

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2014 and December 31, 2014, and quantitative information about net credit loss for the nine months and for the three months ended December 31, 2013 and 2014 are as follows:

	Millions of yen
	Total principal amount of receivables		Principal amount of receivables that are 90 days or more past-due and impaired loans
	March 31, 2014	December 31, 2014	March 31, 2014	December 31, 2014
Direct financing leases	¥1,094,073	¥1,189,905	¥13,887	¥16,781
Installment loans	2,315,555	2,443,419	141,973	109,486

Assets recorded on the balance sheet	3,409,628	3,633,324	155,860	126,267
Direct financing leases sold on securitization	1,156	960	0	0

Total assets managed together or sold on securitization	¥3,410,784	¥3,634,284	¥155,860	¥126,267

	Millions of yen
	Credit loss
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Three months ended December 31, 2013	Three months ended December 31, 2014
Direct financing leases	¥3,089	¥2,126	¥780	¥561
Installment loans	14,056	10,820	2,034	3,286

Assets recorded on the balance sheet	17,145	12,946	2,814	3,847
Direct financing leases sold on securitization	0	0	0	0

Total assets managed together or sold on securitization	¥17,145	¥12,946	¥2,814	¥3,847

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets and the balances of these servicing assets as of March 31, 2014 and December 31, 2014 were ¥16,911 million and ¥19,074 million, respectively. During the nine months ended December 31, 2013 and 2014, the servicing assets were increased by ¥3,577 million and ¥2,527 million, respectively, mainly from loans sold with servicing retained and decreased by ¥2,508 million and ¥3,186 million, respectively, mainly from amortization and increased by ¥1,818 million and ¥2,822 million, respectively, from the effects of changes in foreign exchange rates. During the three months ended December 31, 2013 and 2014, the servicing assets were increased by ¥1,313 million and ¥881 million, respectively, mainly from loans sold with servicing retained and decreased by ¥803 million and ¥1,229 million, respectively, mainly from amortization and increased by ¥1,248 million and ¥1,771 million from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2014 and December 31, 2014 were ¥23,604 million and ¥28,303 million, respectively.

8.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810 (“Consolidation”) addresses consolidation by business enterprises of SPEs within the scope of ASC 810. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of ASC 810 are called VIEs.

According to ASC 810, the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore shall consolidate a VIE:

•	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance

•	The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment:

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	Designing the structuring of a transaction

•	Providing an equity investment and debt financing

•	Being the investment manager, asset manager or servicer and receiving variable fees

•	Providing liquidity and other financial support

The Company and its subsidiaries do not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIEs.

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2014

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	4,800	986	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	288,392	96,591	201,427	0
(d) VIEs for corporate rehabilitation support business	6,925	309	0	0
(e) VIEs for investment in securities	23,449	9,405	13,767	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	303,154	188,463	239,072	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	64,026	67,251	64,026	0
(h) VIEs for solar power generation projects	20,824	2,723	4,725	29,756
(i) Other VIEs	101,670	63,219	82,290	0

Total	¥813,240	¥428,947	¥605,307	¥29,756

December 31, 2014

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,038	123	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	235,782	65,826	126,297	7,000
(d) VIEs for corporate rehabilitation support business	4,691	39	0	0
(e) VIEs for investment in securities	22,254	7,703	12,298	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	363,779	229,417	313,577	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	44,188	46,369	44,188	0
(h) VIEs for solar power generation projects	50,859	22,092	11,278	95,847
(i) Other VIEs	94,476	58,661	83,101	0

Total	¥817,067	¥430,230	¥590,739	¥102,847

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2014

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥37,672	¥799	¥2,971	¥3,770
(b) VIEs for acquisition of real estate and real estate development projects for customers	664,557	26,835	45,212	111,732
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	2,136,226	0	24,814	41,981
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	1,517,734	0	8,989	9,310
(h) VIEs for solar power generation projects	0	0	0	0
(i) Other VIEs	32,245	246	4,624	4,870

Total	¥4,388,434	¥27,880	¥86,610	¥171,663

December 31, 2014

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥31,126	¥0	¥2,091	¥2,091
(b) VIEs for acquisition of real estate and real estate development projects for customers	452,441	14,078	82,590	104,362
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	2,798,537	0	28,991	75,290
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	1,111,285	0	5,395	5,470
(h) VIEs for solar power generation projects	0	0	0	0
(i) Other VIEs	29,454	96	3,256	3,352

Total	¥4,422,843	¥14,174	¥122,323	¥190,565

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, non-recourse loans are included in installment loans, and investments are mainly included in other assets in the Company’s consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment obligations, since those VIEs had difficulty repaying debt and accounts payable. There was no additional funding or acquisition of subordinated interests for the fiscal year ended March 31, 2014 and during the nine months ended December 31, 2014.

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in investment in affiliates, and liabilities of those consolidated VIEs are mainly included in short-term debt.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, specified bonds are included in investment in securities, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to provide additional investment in certain non-consolidated VIEs as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

The Company and its subsidiaries contributed additional funding to certain consolidated VIEs, since those VIEs had difficulty repaying debt and accounts payable. The amount of the additional funding during the nine months ended December 31, 2014 was ¥5,628 million. There was no additional funding or acquisition of subordinated interests for the fiscal year ended March 31, 2014.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, restricted cash, cash and cash equivalents and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt. The Company and its subsidiaries have a commitment agreement by which the Company may be required to make additional investment in certain such consolidated VIEs.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by a subsidiary or fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in affiliates, investment in securities and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivables and loans receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in direct financing leases, installment loans and restricted cash, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company and its subsidiaries invest in CMBS and RMBS originated by third parties. In some cases of such securitization, the Company’s subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the Company’s subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(h) VIEs for solar power generation projects

The Company and its subsidiaries may use VIEs in solar power generation projects. VIEs receive the funds from the Company and its subsidiaries, install solar panels by acquiring or leasing lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in other assets and property under facility operations, and liabilities of those consolidated VIEs are mainly included in long-term debt. The Company has commitment agreements by which the Company may be required to make additional investment or execute loans in certain such consolidated VIEs.

(i) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE that is not included in the categories (a) through (h) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, installment loans, cash and cash equivalents and property under facility operations, and liabilities of those consolidated VIEs are mainly included in short-term debt and long-term debt.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, investments are mainly included in installment loans in the Company’s consolidated balance sheets.

9.	Investment in Affiliates

Investment in affiliates at March 31 and December 31, 2014 consists of the following:

	Millions of yen
	March 31, 2014	December 31, 2014
Shares	¥305,420	¥385,780
Loans	8,880	11,322

	¥314,300	¥397,102

Combined and condensed information relating to the affiliates as of and for the nine months ended December 31, 2013 and 2014 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment):

	Millions of yen
	As of and for nine months ended December 31, 2013	As of and for nine months ended December 31, 2014
Operations:
Total revenues	¥758,339	¥688,872
Income before income taxes	111,970	66,341
Net income	81,314	50,990
Financial position:
Total assets	¥5,596,153	¥6,412,743
Total liabilities	4,332,593	5,041,134
Total equity	1,263,560	1,371,609

The Company sold 71.9% of the common shares of a consolidated subsidiary, STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”) to a third-party. The Company retains a 25% interest in STX Energy, which became an affiliate accounted for by the equity method from the three months period ended June 30, 2014. The sale of the controlling interest resulted in a gain of ¥14,883 million and the remeasurement of the retained interest to its fair value resulted in a gain of ¥1,329 million, both of which were included in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net during the three months ended June 30, 2014. The fair value of the retained interest was remeasured based on the sale proceed adjusted for a control premium.

10.	Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for the nine months ended December 31, 2013 and 2014 are as follows:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Beginning balance	¥41,621	¥53,177
Adjustment of redeemable noncontrolling interests to redemption value	93	279
Transaction with noncontrolling interests	525	1,545
Comprehensive income
Net income	2,702	3,344
Other comprehensive income
Net change of foreign currency translation adjustments	5,169	9,381
Total other comprehensive income	5,169	9,381
Comprehensive income	7,871	12,725
Cash dividends	(1,168)	(1,622)

Ending balance	¥48,942	¥66,104

11.	Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) for the nine months ended December 31, 2013 and 2014, are as follows:

	Nine months ended December 31, 2013
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2013	¥28,974	¥(9,587)	¥(53,759)	¥(1,891)	¥(36,263)

Net unrealized gains on investment in securities, net of tax of ¥(9,356) million	17,651				17,651
Reclassification adjustment included in net income, net of tax of ¥3,972 million	(7,786)				(7,786)
Defined benefit pension plans, net of tax of ¥272 million		(374)			(374)
Reclassification adjustment included in net income, net of tax of ¥63 million		(118)			(118)
Foreign currency translation adjustments, net of tax of ¥(1,235) million			37,750		37,750
Reclassification adjustment included in net income, net of tax of ¥(61) million			1,459		1,459
Net unrealized gains on derivative instruments, net of tax of ¥(452) million				1,339	1,339
Reclassification adjustment included in net income, net of tax of ¥(81) million				318	318

Total other comprehensive income (loss)	9,865	(492)	39,209	1,657	50,239

Other Comprehensive Income Attributable to the Noncontrolling Interest	568	1	9,460	37	10,066

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	5,169	0	5,169

Balance at December 31, 2013	¥38,271	¥(10,080)	¥(29,179)	¥(271)	¥(1,259)

	Nine months ended December 31, 2014
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2014	¥38,651	¥(6,228)	¥(31,987)	¥(434)	¥2

Net unrealized gains on investment in securities, net of tax of ¥(9,803) million	20,172				20,172
Reclassification adjustment included in net income, net of tax of ¥7,393 million	(13,569)				(13,569)
Defined benefit pension plans, net of tax of ¥4,347 million		(13,111)			(13,111)
Reclassification adjustment included in net income, net of tax of ¥89 million		(166)			(166)
Foreign currency translation adjustments, net of tax of ¥(5,295) million			55,856		55,856
Reclassification adjustment included in net income, net of tax of ¥0 million			21		21
Net unrealized losses on derivative instruments, net of tax of ¥976 million				(2,661)	(2,661)
Reclassification adjustment included in net income, net of tax of ¥(508) million				1,771	1,771

Total other comprehensive income (loss)	6,603	(13,277)	55,877	(890)	48,313

Transaction with Noncontrolling Interests	0	0	96	0	96

Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	977	(1,197)	5,030	(63)	4,747

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	9,381	0	9,381

Balance at December 31, 2014	¥44,277	¥(18,308)	¥9,575	¥(1,261)	¥34,283

Changes in each component of accumulated other comprehensive income (loss) for the three months ended December 31, 2013 and 2014, are as follows:

	Three months ended December 31, 2013
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2013	¥34,965	¥(9,933)	¥(55,259)	¥(876)	¥(31,103)

Net unrealized gains on investment in securities, net of tax of ¥(2,334) million	4,291				4,291
Reclassification adjustment included in net income, net of tax of ¥510 million	(848)				(848)
Defined benefit pension plans, net of tax of ¥49 million		(109)			(109)
Reclassification adjustment included in net income, net of tax of ¥19 million		(41)			(41)
Foreign currency translation adjustments, net of tax of ¥(1,988) million			36,731		36,731
Reclassification adjustment included in net income, net of tax of ¥0 million			0		0
Net unrealized gains on derivative instruments, net of tax of ¥(301) million				741	741
Reclassification adjustment included in net income, net of tax of ¥71 million				(117)	(117)

Total other comprehensive income (loss)	3,443	(150)	36,731	624	40,648

Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	137	(3)	7,122	19	7,275

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	3,529	0	3,529

Balance at December 31, 2013	¥38,271	¥(10,080)	¥(29,179)	¥(271)	¥(1,259)

	Three months ended December 31, 2014
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2014	¥35,299	¥(6,127)	¥(20,045)	¥(454)	¥8,673

Net unrealized gains on investment in securities, net of tax of ¥(5,893) million	11,999				11,999
Reclassification adjustment included in net income, net of tax of ¥1,458 million	(2,610)				(2,610)
Defined benefit pension plans, net of tax of ¥4,281 million		(13,455)			(13,455)
Reclassification adjustment included in net income, net of tax of ¥29 million		(55)			(55)
Foreign currency translation adjustments, net of tax of ¥(3,750) million			40,549		40,549
Reclassification adjustment included in net income, net of tax of ¥0 million			21		21
Net unrealized losses on derivative instruments, net of tax of ¥585 million				(1,522)	(1,522)
Reclassification adjustment included in net income, net of tax of ¥(213) million				694	694

Total other comprehensive income (loss)	9,389	(13,510)	40,570	(828)	35,621

Transaction with Noncontrolling Interests	0	0	96	0	96

Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	411	(1,329)	5,089	(21)	4,150

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	5,957	0	5,957

Balance at December 31, 2014	¥44,277	¥(18,308)	¥9,575	¥(1,261)	¥34,283

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the nine months ended December 31, 2013 and 2014 are as follows:

	Nine months ended December 31, 2013
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥10,115	Gains on investment securities and dividends
Sales of investment securities	3,159	Life insurance premiums and related investment income
Amortization of investment securities	834	Finance revenues
Amortization of investment securities	(397)	Life insurance premiums and related investment income
Others	(1,953)	Write-downs of securities and other
	11,758	Total before tax
	(3,972)	Tax expenses or benefits
	¥7,786	Net of tax
Defined benefit pension plans
Amortization of prior service credit	¥853	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(630)	See Note 14 “Pension Plans”
Amortization of transition obligation	(42)	See Note 14 “Pension Plans”
	181	Total before tax
	(63)	Tax expenses or benefits
	¥118	Net of tax
Foreign currency translation adjustments
Sales or liquidation	¥(1,520)	Gains on sales of subsidiaries and affiliates and liquidation losses, net
	(1,520)	Total before tax
	61	Tax expenses or benefits
	¥(1,459)	Net of tax
Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥29	Finance revenues/Interest expense
Foreign exchange contracts	770	Other (income) and expense, net
Foreign currency swap agreements	(1,198)	Finance revenues/Interest expense/ Other (income) and expense, net
	(399)	Total before tax
	81	Tax expenses or benefits
	¥(318)	Net of tax

	Nine months ended December 31, 2014
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥21,129	Gains on investment securities and dividends
Sales of investment securities	3,733	Life insurance premiums and related investment income
Amortization of investment securities	183	Finance revenues
Amortization of investment securities	(1,489)	Life insurance premiums and related investment income
Others	(2,594)	Write-downs of securities and other
	20,962	Total before tax
	(7,393)	Tax expenses or benefits
	¥13,569	Net of tax
Defined benefit pension plans
Amortization of prior service credit	¥720	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(423)	See Note 14 “Pension Plans”
Amortization of transition obligation	(42)	See Note 14 “Pension Plans”
	255	Total before tax
	(89)	Tax expenses or benefits
	¥166	Net of tax
Foreign currency translation adjustments
Sales or liquidation	¥(21)	Gains on sales of subsidiaries and affiliates and liquidation losses, net
	(21)	Total before tax
	0	Tax expenses or benefits
	¥(21)	Net of tax
Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥25	Finance revenues/Interest expense
Foreign exchange contracts	878	Other (income) and expense, net
Foreign currency swap agreements	(3,182)	Finance revenues/Interest expense/Other (income) and expense, net
	(2,279)	Total before tax
	508	Tax expenses or benefits
	¥(1,771)	Net of tax

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended December 31, 2013 and 2014 are as follows:

	Three months ended December 31, 2013
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥1,472	Gains on investment securities and dividends
Sales of investment securities	(1)	Life insurance premiums and related investment income
Amortization of investment securities	91	Finance revenues
Amortization of investment securities	(143)	Life insurance premiums and related investment income
Others	(61)	Write-downs of securities and other
	1,358	Total before tax
	(510)	Tax expenses or benefits
	¥848	Net of tax
Defined benefit pension plans
Amortization of prior service credit	¥285	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(211)	See Note 14 “Pension Plans”
Amortization of transition obligation	(14)	See Note 14 “Pension Plans”
	60	Total before tax
	(19)	Tax expenses or benefits
	¥41	Net of tax
Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥7	Finance revenues/Interest expense
Foreign exchange contracts	322	Other (income) and expense, net
Foreign currency swap agreements	(141)	Finance revenues/Interest expense/Other (income) and expense, net
	188	Total before tax
	(71)	Tax expenses or benefits
	¥117	Net of tax

	Three months ended December 31, 2014
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥3,012	Gains on investment securities and dividends
Sales of investment securities	2,793	Life insurance premiums and related investment income
Amortization of investment securities	692	Finance revenues
Amortization of investment securities	(1,167)	Life insurance premiums and related investment income
Others	(1,262)	Write-downs of securities and other
	4,068	Total before tax
	(1,458)	Tax expenses or benefits
	¥2,610	Net of tax
Defined benefit pension plans
Amortization of prior service credit	¥241	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(143)	See Note 14 “Pension Plans”
Amortization of transition obligation	(14)	See Note 14 “Pension Plans”
	84	Total before tax
	(29)	Tax expenses or benefits
	¥55	Net of tax
Foreign currency translation adjustments
Sales or liquidation	¥(21)	Gains on sales of subsidiaries and affiliates and liquidation losses, net
	(21)	Total before tax
	0	Tax expenses or benefits
	¥(21)	Net of tax
Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥13	Finance revenues/Interest expense
Foreign exchange contracts	855	Other (income) and expense, net
Foreign currency swap agreements	(1,775)	Finance revenues/Interest expense/ Other (income) and expense, net
	(907)	Total before tax
	213	Tax expenses or benefits
	¥(694)	Net of tax

12.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the nine months ended December 31, 2013 and 2014 are as follows:

(1)	Dividend payments

	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Resolution	The board of directors on May 23, 2013	The board of directors on May 22, 2014
Type of shares	Common stock	Common stock
Total dividends paid	¥15,878 million	¥30,117 million
Dividend per share	¥130.00	¥23.00
Date of record for dividend	March 31, 2013	March 31, 2014
Effective date for dividend	June 4, 2013	June 3, 2014
Dividend resource	Retained earnings	Retained earnings

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Regarding the nine months ended December 31, 2013, the actual amount of dividend per share prior to the stock split is shown.

(2)	There were no applicable dividends for which the date of record was in the nine months ended December 31, 2013, and for which the effective date was after December 31, 2013.

There were no applicable dividends for which the date of record was in the nine months ended December 31, 2014, and for which the effective date was after December 31, 2014.

13.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine months ended December 31, 2013 and 2014 are as follows:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Personnel expenses	¥138,632	¥191,858
Selling expenses	32,317	43,095
Administrative expenses	50,942	66,044
Depreciation of office facilities	2,620	3,189

Total	¥224,511	¥304,186

Selling, general and administrative expenses for the three months ended December 31, 2013 and 2014 are as follows:

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Personnel expenses	¥54,899	¥69,191
Selling expenses	11,913	16,325
Administrative expenses	18,495	23,599
Depreciation of office facilities	859	1,144

Total	¥86,166	¥110,259

The line items presented in the consolidated statements of income have been changed from the three months period ended December 31, 2014. The amounts in the previous period have been reclassified to conform to current period presentation retrospectively. The amounts that were previously reported for the nine months ended December 31, 2013 and 2014 and the three months ended December 31, 2013 related to discontinued operations are reclassified as part of income from discontinued operations, net.

14.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the nine months ended December 31, 2013 and 2014 consists of the following:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Japanese plans:
Service cost	¥2,477	¥3,168
Interest cost	857	856
Expected return on plan assets	(1,527)	(1,738)
Amortization of transition obligation	39	40
Amortization of net actuarial loss	583	376
Amortization of prior service credit	(853)	(695)

Net periodic pension cost	¥1,576	¥2,007

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Overseas plans:
Service cost	¥1,467	¥1,690
Interest cost	1,229	1,736
Expected return on plan assets	(1,587)	(2,810)
Amortization of transition obligation	3	2
Amortization of net actuarial loss	47	47
Amortization of prior service credit	0	(25)

Net periodic pension cost	¥1,159	¥640

Net pension cost of the plans for the three months ended December 31, 2013 and 2014 consists of the following:

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Japanese plans:
Service cost	¥829	¥1,112
Interest cost	286	291
Expected return on plan assets	(509)	(589)
Amortization of transition obligation	13	13
Amortization of net actuarial loss	195	126
Amortization of prior service credit	(285)	(232)

Net periodic pension cost	¥529	¥721

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Overseas plans:
Service cost	¥716	¥590
Interest cost	586	593
Expected return on plan assets	(759)	(959)
Amortization of transition obligation	1	1
Amortization of net actuarial loss	16	17
Amortization of prior service credit	0	(9)

Net periodic pension cost	¥560	¥233

15.	Life Insurance Operations

Life insurance premiums and related investment income for nine and three months ended December 31, 2013 and 2014 consist of the following:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Life insurance premiums	¥104,648	¥134,530
Life insurance related investment income	8,306	141,582

	¥112,954	¥276,112

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Life insurance premiums	¥35,416	¥47,630
Life insurance related investment income	1,742	90,543

	¥37,158	¥138,173

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. Reinsurance benefits and reinsurance premiums for the nine months ended December 31, 2014 amounted to ¥1,603 million and ¥7,959 million, respectively. Reinsurance benefits and reinsurance premiums for the three months ended December 31, 2014 amounted to ¥719 million and ¥3,808 million, respectively.

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). Amortization charged to income for the nine months ended December 31, 2013 and 2014 amounted to ¥6,835 million and ¥8,524 million, respectively. Also, amortization charged to income for the three months ended December 31, 2013 and 2014 amounted to ¥2,741 million and ¥2,887 million, respectively.

For the nine months ended December 31, 2014, life insurance premiums and related investment income includes net realized and unrealized gains or losses amounted to ¥151,633 million from investment assets under management on behalf of variable annuity and variable life policyholders and, net losses of ¥23,394 million from derivative contracts entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts, which consists of ¥6,031 million losses from futures, ¥2,259 million losses from foreign exchange contracts and ¥15,104 million losses from options held. In addition, for the nine months ended December 31, 2014, a net amount of ¥102,424 million recognized for changes in fair value of the variable annuity and variable life insurance contracts elected for the fair value option which amounted to ¥326,098 million, and insurance costs recognized for insurance and annuity payouts as a result of insured events which amounted to ¥428,522 million was included in life insurance costs. The Company has elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and ¥24,332 million resulting from changes in the fair value of the reinsurance contracts was recorded in life insurance costs for the nine months ended December 31, 2014.

For the three months ended December 31, 2014, life insurance premiums and related investment income includes net realized and unrealized gains or losses amounted to ¥93,170 million from investment assets under management on behalf of variable annuity and variable life policyholders and, net losses of ¥10,538 million from derivative contracts entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts, which consists of ¥3,646 million losses from futures, ¥1,374 million losses from foreign exchange contracts and ¥5,518 million losses from options held. In addition, for the three months ended December 31, 2014, a net amount of ¥70,678 million recognized for changes in fair value of the variable annuity and variable life insurance contracts elected for the fair value option which amounted to ¥135,985 million, and insurance costs recognized for insurance and annuity payouts as a result of insured events which amounted to ¥206,663 million was included in life insurance costs. The Company has elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and ¥16,516 million resulting from changes in the fair value of the reinsurance contracts was recorded in life insurance costs for the three months ended December 31, 2014.

16.	Write-Downs of Long-Lived Assets

In accordance with ASC 360 (“Property, Plant, and Equipment”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the nine months ended December 31, 2013 and 2014, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥18,480 million and ¥15,512 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥17,104 million and ¥15,512 million were reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the nine months ended December 31, 2013 and 2014, respectively.

Losses of ¥13,544 million in the Real Estate segment and ¥445 million in the Overseas Business segment were recorded for the nine months ended December 31, 2013. Losses of ¥653 million in the Corporate Financial Services segment, ¥14,435 million in the Real Estate segment, ¥99 million in the Investment and Operation segment and ¥325 million in the Overseas Business segment were recorded for the nine months ended December 31, 2014.

For the three months ended December 31, 2013 and 2014, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥5,893 million and ¥8,729 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥5,189 million and ¥8,729 million were reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the three months ended December 31, 2013 and 2014, respectively.

Losses of ¥5,448 million in the Real Estate segment and ¥445 million in the Overseas Business segment were recorded for the three months ended December 31, 2013. Losses of ¥8,630 million in the Real Estate segment were mainly recorded for the three months ended December 31, 2014.

The details of significant write-downs are as follows.

Office Buildings—For the nine months ended December 31, 2013, write-downs of ¥274 million were recorded for two office buildings held for sale, write-downs of ¥3,582 million were recorded in relation to two office buildings due to declines in estimated cash flows of each unit, write-down of ¥4,109 million was recorded for an office building due to a change in use. For the nine months ended December 31, 2014, write-down of ¥2,143 million was recorded in relation to two office buildings due to declines in estimated cash flows. For the three months ended December 31, 2013, write-down of ¥259 million was recorded for an office building held for sale. For the three months ended December 31, 2014, write-down of ¥348 million was recorded in relation to an office building due to declines in estimated cash flows.

Commercial Facilities other than Offices—For the nine months ended December 31, 2013, write-down of ¥137 million was recorded for a commercial facility held for sale. For the nine months ended December 31, 2014, write-downs of ¥1,777 million were recorded in relation to two commercial facilities due to a decline in estimated cash flows. For the three months ended December 31, 2013, write-down of ¥137 million was recorded for a commercial facility held for sale. For the three months ended December 31, 2014, write-down of ¥1,066 million was recorded in relation to a commercial facility due to a decline in estimated cash flows.

Condominiums—There was no impairment for condominiums for the nine months ended December 31, 2013. For the nine months ended December 31, 2014, write-down of ¥621 million was recorded for a condominium due to a change in use. There was no impairment for condominiums for the three months ended December 31, 2013 and 2014.

Land undeveloped or under construction—For the nine months ended December 31, 2013, write-downs of ¥713 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥3,787 million were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit. For the nine months ended December 31, 2014, write-downs of ¥351 million were recorded for land undeveloped or under construction held for sale, write-downs of ¥2,678 million were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit. There was no impairment for the three months ended December 31, 2013. For the three months ended December 31, 2014, write-downs of ¥351 million were recorded for land undeveloped or under construction held for sale.

Others—For the nine months ended December 31, 2013 and 2014, write-downs of ¥5,878 million and ¥7,942 million were recorded, respectively, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance. For the three months ended December 31, 2013 and 2014, write-downs of ¥5,497 million and ¥6,964 were recorded, respectively, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance. In addition, write-down of long-lived assets for the nine months and for the three months ended December 31, 2013 includes write-downs of ¥5,052 million of a building used for training facility in facilities operation business and write-downs of long-lived assets for the nine months and the three months ended December 31, 2014 include write-downs of ¥6,964 million of golf courses.

17.	Discontinued Operations

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal or a classification as held for sale of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company and its subsidiaries early adopted this Update on April 1, 2014. In accordance with this Update, the Company and its subsidiaries report a disposal of a component or a group of components of the Company and its subsidiaries in discontinued operations if the disposal represents a strategic shift which has (or will have) a major effect on the company and its subsidiaries’ operations and financial results when the component or group of components is disposed by sale or classified as held for sale on or after April 1, 2014.

During the nine months ended December 31, 2014, there was no disposal or classification as held for sale of a component or a group of components which represents a strategic shift which has (or will have) a major effect on the company and its subsidiaries’ operations and financial results.

Prior to these amendments, ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) required that the Company and its subsidiaries reclassify the operations sold or disposed of, or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. During the nine months ended December 31, 2013, the Company and its subsidiaries reported gains on sales and the results of operations of subsidiaries, business units, and certain rental properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the amendments.

Accounting Standards Update 2014-08 does not apply to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during the nine months ended December 31, 2014, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries and business units, which were classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the amendments.

The Company liquidated a subsidiary that operated a hotel and the Company has determined to wind up a subsidiary that operates corporate finance business overseas due to a state of substantially complete liquidation during the nine months ended December 31, 2013. As a result, a loss of ¥1,600 million and a gain of ¥8 million were recognized during the nine and three months ended December 31, 2013, respectively. During fiscal 2014, the Company has determined to sell the food business unit of a subsidiary, which is composed of the food service business unit and the food business unit and the Company has completed the sale of the food business unit of a subsidiary during the three months ended September 30, 2014. As a result, a gain of ¥362 million was recognized during the nine months ended December 31, 2014. With respect to the food business unit of the subsidiary held for sale as of March 31, 2014, included in the accompanying consolidated balance sheets are mainly property under facility operations of ¥1,561 million, trade notes, accounts and other receivable of ¥2,066 million, other assets of ¥1,511 million and trade notes, accounts and other payable of ¥1,822 million, and long-term debts of ¥1,336 million. The Company has completed the sale of the food business unit of a subsidiary during the three months ended September 30, 2014 and there are no amounts of assets included in the accompanying consolidated balance sheets as of December 31, 2014.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the nine months ended December 31, 2013 and the three months ended December 31, 2013, the Company and its subsidiaries recognized ¥13,901 million and ¥2,309 million of aggregated gains on sales of such real estate properties, respectively. With respect to the real estate properties classified as held for sale at March 31, 2014 included in the accompanying consolidated balance sheets are investment in operating leases of ¥42,266 million and property under facility operations of ¥2,428 million. With respect to the real estate properties classified as held for sale at December 31, 2014, included in the accompanying consolidated balance sheets are investment in operating leases of ¥7,177 million, property under facility operations of ¥2,541 million and other assets of ¥2,740 million.

Discontinued operations for the nine months ended December 31, 2013 and 2014 and the three months ended December 31, 2013 and 2014 consist of the following:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Revenues	¥21,320	¥2,214

Income from discontinued operations, net*	11,636	463
Provision for income taxes	(4,496)	(166)

Discontinued operations, net of applicable tax effect	¥7,140	¥297

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Revenues	¥4,632	¥0

Income from discontinued operations, net*	1,641	0
Provision for income taxes	(628)	0

Discontinued operations, net of applicable tax effect	¥1,013	¥0

*

Income from discontinued operations, net includes aggregate gains or losses on sales of subsidiaries, business units and rental properties and liquidation on losses. The amounts of such gains or losses for the nine months ended December 31, 2013 and 2014 and the three months ended December 31, 2013 were net gain of ¥12,301 million, ¥362 million and ¥2,317 million, respectively.

18.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the nine months ended December 31, 2013 and 2014 and the three months ended December 31, 2013 and 2014 is as follows:

During the nine months ended December 31, 2013, the diluted EPS calculation excludes stock option for 6,854 thousand shares, as they were antidilutive. During the nine months ended December 31, 2014, the diluted EPS calculation excludes stock options for 6,530 thousand shares, as they were antidilutive.

During the three months ended December 31, 2013, the diluted EPS calculation excludes stock options for 5,561 thousand shares, as they were antidilutive. During the three months ended December 31, 2014, the diluted EPS calculation excludes stock options for 6,442 thousand shares, as they were antidilutive.

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Income attributable to ORIX Corporation from continuing operations	¥111,243	¥186,427
Effect of dilutive securities—
Expense related to convertible bonds	237	0

Income from continuing operations for diluted EPS computation	¥111,480	¥186,427

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Income attributable to ORIX Corporation from continuing operations	¥36,959	¥45,297
Effect of dilutive securities—
Expense related to convertible bonds	46	0

Income from continuing operations for diluted EPS computation	¥37,005	¥45,297

	Thousands of Shares
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Weighted-average shares	¥1,257,563	¥1,309,295
Effect of dilutive securities—
Conversion of convertible bonds	46,135	0
Exercise of stock options	1,950	1,918

Weighted-average shares for diluted EPS computation	¥1,305,648	¥1,311,213

	Thousands of Shares
	Three months ended December 31, 2013	Three months ended December 31, 2014
Weighted-average shares	¥1,286,715	¥1,308,259
Effect of dilutive securities—
Conversion of convertible bonds	22,732	0
Exercise of stock options	2,098	1,554

Weighted-average shares for diluted EPS computation	¥1,311,545	¥1,309,813

	Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥88.46	¥142.38
Diluted	85.38	142.18

	Yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥28.72	¥34.62
Diluted	28.21	34.58

19.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset and liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap agreements to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and its subsidiaries engage in trading activities involving various future contracts. Therefore the Company and the subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and the subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and the subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”). A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the nine months ended December 31, 2013 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥915	Finance revenues/Interest expense	¥29	—	¥0
Foreign exchange contracts	(1,153)	Other (income) and expense, net	770	—	0
Foreign currency swap agreements	2,028	Finance revenues/Interest expense/Other (income) and expense, net	(1,198)	Other (income) and expense, net	(61)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(911)	Finance revenues/Interest expense	¥894	Finance revenues/Interest expense

Foreign exchange contracts	(5,869)	Other (income) and expense, net	5,869	Other (income) and expense, net

Foreign currency swap agreements	(3,637)	Other (income) and expense, net	3,637	Other (income) and expense, net

Foreign currency long-term debt	(2,094)	Other (income) and expense, net	2,094	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(30,923)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(171)	—	¥0
Borrowings and bonds in local currency	(22,748)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥5	Other (income) and expense, net

Futures	29	Gains on investment securities and dividends

Foreign exchange contracts	(54)	Gains on investment securities and dividends

Credit derivatives held/written	(557)	Other (income) and expense, net

Options held/written and other	(178)	Other (income) and expense, net

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the nine months ended December 31, 2014 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(559)	Finance revenues/Interest expense	¥25	—	¥0

Foreign exchange contracts	(1,914)	Other (income) and expense, net	878	—	0

Foreign currency swap agreements	(1,164)	Finance revenues/Interest expense/ Other (income) and expense, net	(3,182)	Other (income) and expense, net	321

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(1,398)	Finance revenues/Interest expense	¥1,418	Finance revenues/Interest expense

Foreign exchange contracts	(27,954)	Other (income) and expense, net	27,954	Other (income) and expense, net

Foreign currency swap agreements	(3,547)	Other (income) and expense, net	3,547	Other (income) and expense, net

Foreign currency long-term debt	176	Other (income) and expense, net	(176)	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(31,278)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(21)	—	¥0
Borrowings and bonds in local currency	(21,952)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(141)	Other (income) and expense, net

Futures	(6,243)	Gains on investment securities and dividends Life insurance premiums and related investment income*

Foreign exchange contracts	(2,141)	Gains on investment securities and dividends Life insurance premiums and related investment income*

Credit derivatives held	(27)	Other (income) and expense, net

Options held/written and other	(15,246)	Other (income) and expense, net Life insurance premiums and related investment income*

*

Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2014 (see Note 15 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended December 31, 2013 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥210	Finance revenues/Interest expense	¥7	—	¥0

Foreign exchange contracts	(774)	Other (income) and expense, net	322	—	0

Foreign currency swap agreements	1,605	Finance revenues/Interest expense /Other (income) and expense, net	(141)	Other (income) and expense, net	32

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(193)	Finance revenues/Interest expense	¥185	Finance revenues/Interest expense

Foreign exchange contracts	(2,257)	Other (income) and expense, net	2,257	Other (income) and expense, net

Foreign currency swap agreements	(2,663)	Other (income) and expense, net	2,667	Other (income) and expense, net

Foreign currency long-term debt	(507)	Other (income) and expense, net	507	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(22,677)	—	¥0	—	¥0

Borrowings and bonds in local currency	(16,186)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Futures	(23)	Gains on investment securities and dividends

Foreign exchange contracts	(52)	Gains on investment securities and dividends

Credit derivatives held/written	(517)	Other (income) and expense, net

Options held/written and other	763	Other (income) and expense, net

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended December 31, 2014 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(452)	Finance revenues/Interest expense	¥13	—	¥0

Foreign exchange contracts	(1,048)	Other (income) and expense, net	855	—	0

Foreign currency swap agreements	(607)	Finance revenues/Interest expense/Other (income) and expense, net	(1,775)	Other (income) and expense, net	266

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(306)	Finance revenues/Interest expense	¥306	Finance revenues/Interest expense

Foreign exchange contracts	(17,072)	Other (income) and expense, net	17,072	Other (income) and expense, net

Foreign currency swap agreements	(1,481)	Other (income) and expense, net	1,481	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(22,639)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(21)	—	¥0
Borrowings and bonds in local currency	(18,432)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(25)	Other (income) and expense, net

Futures	(3,872)	Gains on investment securities and dividends Life insurance premiums and related investment income*

Foreign exchange contracts	(2,133)	Gains on investment securities and dividends Life insurance premiums and related investment income*

Credit derivatives held	(2)	Other (income) and expense, net

Options held/written and other	(5,292)	Other (income) and expense, net Life insurance premiums and related investment income*

*

Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2014 (see Note 15 “Life Insurance Operations”).

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2014 and December 31, 2014 are as follows.

March 31, 2014

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥206,605	¥2,528	Other Assets	¥634	Other Liabilities

Futures, foreign exchange contracts	370,243	1,018	Other Assets	4,708	Other Liabilities

Foreign currency swap agreements	93,276	3,534	Other Assets	7,176	Other Liabilities

Foreign currency long-term debt	261,483	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Options written and other	¥173,637	¥5,486	Other Assets	¥3,605	Other Liabilities

Futures, foreign exchange contracts	65,094	56	Other Assets	472	Other Liabilities

Credit derivatives held/written	13,715	29	Other Assets	265	Other Liabilities

December 31, 2014

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥290,406	¥913	Other Assets	¥1,177	Other Liabilities

Futures, foreign exchange contracts	710,356	574	Other Assets	27,940	Other Liabilities

Foreign currency swap agreements	105,959	5,637	Other Assets	10,750	Other Liabilities

Foreign currency long-term debt	283,553	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Interest rate swap agreements	¥3,000	¥0	—	¥141	Other Liabilities

Options held/written and other*	494,476	12,131	Other Assets	5,276	Other Liabilities

Futures, foreign exchange contracts*	113,932	1,001	Other Assets	1,182	Other Liabilities

Credit derivatives held	15,069	0	—	263	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥327,551 million, futures contracts of ¥15,377 and foreign exchange contracts of ¥41,084 to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at December 31, 2014, respectively. Asset derivatives in the above table includes fair value of the options held, futures and foreign exchange contracts before offsetting of ¥5,115 million, ¥19 million and ¥731 million and liability derivatives includes fair value of the futures and foreign exchange contracts before offsetting of ¥158 million and ¥363 million at December 31, 2014, respectively.

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies. If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions. There are no derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2014 and December 31, 2014.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires sellers of credit derivatives to disclose additional information about credit-risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written are as follows as of March 31, 2014 and there are no credit derivatives written as of December 31, 2014.

March 31, 2014

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*	¥425	Less than four years	¥29

*	Underlying reference company’s credit ratings are Baa1 or better rated by rating agencies as of March 31, 2014.

20.	Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2014 and December 31, 2014 are as follows.

March 31, 2014

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥12,651	¥(214)	¥12,437	¥(1,015)	¥0	¥11,422
Reverse repurchase, securities borrowing, and similar arrangements*2	3,064	(3,049)	15	0	0	15

Total assets	15,715	(3,263)	12,452	(1,015)	0	11,437

Derivative liabilities	16,860	(214)	16,646	(1,015)	(571)	15,060
Repurchase, securities lending, and similar arrangements*2	3,049	(3,049)	0	0	0	0

Total liabilities	¥19,909	¥(3,263)	¥16,646	¥(1,015)	¥(571)	¥15,060

December 31, 2014

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥20,256	¥(55)	¥20,201	¥(1,082)	¥(5,114)	¥14,005
Reverse repurchase, securities borrowing, and similar arrangements*2	14,682	(14,682)	0	0	0	0

Total assets	34,938	(14,737)	20,201	(1,082)	(5,114)	14,005

Derivative liabilities	46,729	(55)	46,674	(1,082)	(1,170)	44,422
Repurchase, securities lending, and similar arrangements*2	15,217	(14,682)	535	0	0	535

Total liabilities	¥61,946	¥(14,737)	¥47,209	¥(1,082)	¥(1,170)	¥44,957

*1	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
*2

Reverse repurchase agreements and securities borrowing, and similar transactions are reported within other assets in the consolidated balance sheets. Repurchase agreements and securities lending, and similar transactions are reported within other liabilities in the consolidated balance sheets.

21. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between carrying amount of financial instruments and derivative financial instruments reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures do not include investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.

March 31, 2014

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥16,079	¥16,079	¥275	¥15,804	¥0
Futures, Foreign exchange contracts:
Assets	8	8	8	0	0
Liabilities	184	184	28	156	0
Credit derivatives held/written:
Assets	29	29	0	29	0
Liabilities	265	265	0	265	0
Options written and other:
Assets	5,486	5,486	0	3,000	2,486
Liabilities	3,605	3,605	0	3,605	0

Non-trading instruments
Assets:
Cash and cash equivalents	¥827,299	¥827,299	¥827,299	¥0	¥0
Restricted cash	86,690	86,690	86,690	0	0
Installment loans (net of allowance for probable loan losses)	2,246,143	2,274,922	0	120,583	2,154,339
Investment in securities:
Practicable to estimate fair value	984,654	991,959	230,618	671,023	90,318
Not practicable to estimate fair value*	213,843	213,843	0	0	0
Other Assets:
Time deposits	7,510	7,510	0	7,510	0
Liabilities:
Short-term debt	¥309,591	¥309,591	¥0	¥309,591	¥0
Deposits	1,206,413	1,206,642	0	1,206,642	0
Long-term debt	3,858,874	3,865,456	0	1,235,377	2,630,079
Futures, Foreign exchange contracts:
Assets	852	852	0	852	0
Liabilities	4,782	4,782	0	4,782	0
Foreign currency swap agreements:
Assets	3,534	3,534	0	3,534	0
Liabilities	7,176	7,176	0	7,176	0
Interest rate swap agreements:
Assets	2,528	2,528	0	2,528	0
Liabilities	634	634	0	634	0

*	The fair value of investment securities of ¥213,843 million was not estimated, as it was not practical.

December 31, 2014

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥1,360,247	¥1,360,247	¥49,781	¥1,310,466	¥0
Futures, Foreign exchange contracts:
Assets	1,001	1,001	734	267	0
Liabilities	1,182	1,182	597	585	0
Interest rate swap agreements:
Assets	0	0	0	0	0
Liabilities	141	141	0	141	0
Credit derivatives held:
Assets	0	0	0	0	0
Liabilities	263	263	0	263	0
Options held/written and other:
Assets	12,131	12,131	0	429	11,702
Liabilities	5,276	5,276	0	5,276	0
Non-trading instruments
Assets:
Cash and cash equivalents	¥784,208	¥784,208	¥784,208	¥0	¥0
Restricted cash	100,041	100,041	100,041	0	0
Installment loans (net of allowance for probable loan losses)	2,378,974	2,405,477	0	218,963	2,186,514
Investment in securities:
Practicable to estimate fair value	1,330,078	1,345,820	122,949	1,120,760	102,111
Not practicable to estimate fair value*	201,322	201,322	0	0	0
Other Assets:
Time deposits	7,834	7,834	0	7,834	0
Reinsurance recoverables Investment contracts	115,493	116,160	0	0	116,160
Liabilities:
Short-term debt	¥308,061	¥308,061	¥0	¥308,061	¥0
Deposits	1,250,073	1,250,350	0	1,250,350	0
Policy liabilities and Policy account balances Investment contracts	305,619	314,789	0	0	314,789
Long-term debt	3,985,853	3,969,352	0	1,454,063	2,515,289
Futures, Foreign exchange contracts:
Assets	567	567	0	567	0
Liabilities	27,933	27,933	0	27,933	0
Foreign currency swap agreements:
Assets	5,589	5,589	0	5,589	0
Liabilities	10,702	10,702	0	10,702	0
Interest rate swap agreements:
Assets	913	913	0	913	0
Liabilities	1,177	1,177	0	1,177	0

*	The fair value of investment securities of ¥201,322 million was not estimated, as it was not practical.

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values because the carrying amounts (net of allowance) are considered to properly reflect the recoverability and value of these loans. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies and broker quotes (see Note 3 Fair Value Measurement). For held-to-maturity securities, the estimated fair values were based on quoted market prices. For certain investment funds included in other securities, the fair values are estimated based on net asset value per share or discounted cash flow methodologies. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. In estimating the fair value of most of the Company’s and its subsidiaries’ derivatives, estimated future cash flows are discounted using the current interest rate.

Reinsurance recoverables and Policy liabilities and Policy account balances—A subsidiary of the Company has fixed annuity contracts, variable annuity and variable life insurance contracts, and reinsurance contracts which are classified as investment contracts because they do not expose the subsidiary to mortality or morbidity risks. In estimating the fair value of those contracts, estimated future cash flows are discounted using the current interest rate.

22.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥20,390 million and ¥18,835 million as of March 31, 2014 and December 31, 2014, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	March 31, 2014	December 31, 2014
Within one year	¥7,558	¥8,238
More than one year	48,587	51,037

Total	¥56,145	¥59,275

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥7,737 million and ¥9,798 million for the nine months ended December 31, 2013 and 2014, respectively, and ¥2,929 million and ¥3,548 million for the three months ended December 31, 2013 and 2014, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥2,351 million and ¥3,023 million for the nine months ended December 31, 2013 and 2014, respectively, and ¥1,072 million and ¥1,003 million for the three months ended December 31, 2013 and 2014, respectively. As of March 31, 2014 and December 31, 2014, the amounts due are as follows:

	Millions of yen
	March 31, 2014	December 31, 2014
Within one year	¥2,931	¥3,356
More than one year	3,035	7,241

Total	¥5,966	¥10,597

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥69,375 million and ¥91,938 million as of March 31, 2014 and December 31, 2014, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥295,079 million and ¥337,338 million as of March 31, 2014 and December 31, 2014, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2014 and December 31, 2014:

	March 31, 2014			December 31, 2014
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥349,435	¥3,577	2021	¥420,760	¥4,264	2022
Transferred loans	212,150	3,671	2045	222,375	2,592	2045
Consumer loans	96,183	9,607	2018	108,242	11,202	2018
Housing loans	33,704	7,013	2051	29,339	6,517	2051
Other	3,070	92	2024	3,655	28	2024

Total	¥694,542	¥23,960	—	¥784,371	¥24,603	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2014 and December 31, 2014, total notional amount of the loans subject to such guarantees were ¥1,269,000 million and ¥1,277,000 million respectively, and book value of guarantee liabilities which amount is included in the table above are ¥823 million and ¥883 million, respectively. The potential future payment amounts included in the table above for these guarantees are limited to the agreed range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2014.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans.

There were no significant changes in the payment or performance risk of these guarantees for the nine months ended December 31, 2014.

Guarantee of consumer loans: A subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than a month.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2014.

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2014.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 8 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2014 and December 31, 2014:

	Millions of yen
	March 31, 2014	December 31, 2014
Minimum lease payments, loans and investment in operating leases	¥96,083	¥85,537
Investment in securities	130,991	162,991
Property under Facility Operations	61,784	18,224
Other assets	50,206	44,345

Total	¥339,064	¥311,097

As of March 31, 2014 and December 31, 2014, investment in securities of ¥27,238 million and ¥19,103 million, respectively, were pledged for primarily collateral deposits.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at anytime if requested by the lenders. The Company and its subsidiaries did not receive any such requests from the lenders as of December 31, 2014.

23.	Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

Previously, segment revenues were presented after adjusting inter-segment transactions. The segment revenues have been changed to include inter-segment transactions from the three months ended December 31, 2014 because the volume of inter-segment transactions has been increasing. The amounts of segment revenues in the previous periods have also been retrospectively reclassified to conform to the presentation for the nine months ended December 31, 2014 and for the three months ended December 31, 2014. However, the effect of these changes did not have a significant effect on segment revenues.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and fee business.
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing
Real Estate	:	Real estate development, rental and financing, facility operation, REIT asset management, and real estate investment and advisory services
Investment and Operation	:	Environment and energy-related business, principal investment and loan servicing (asset recovery)
Retail	:	Life insurance, banking and card loan business
Overseas Business	:	Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

Financial information of the segments for the nine months ended December 31, 2013 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥57,732	¥188,759	¥153,594	¥121,356	¥155,429	¥274,934	¥951,804
Segment profits	17,974	30,261	15,748	29,855	39,622	52,364	185,824

Financial information of the segments for the nine months ended December 31, 2014 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥61,069	¥198,246	¥147,208	¥428,816	¥335,252	¥406,545	¥1,577,136
Segment profits	18,661	31,578	22,481	25,239	96,570	84,786	279,315

Financial information of the segments for the three months ended December 31, 2013 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥19,712	¥63,570	¥51,095	¥42,437	¥51,879	¥124,769	¥353,462
Segment profits	6,528	9,748	6,979	7,640	11,243	18,160	60,298

Financial information of the segments for the three months ended December 31, 2014 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥20,247	¥66,575	¥52,827	¥186,399	¥153,202	¥153,291	¥632,541
Segment profits	6,015	10,069	6,731	9,916	19,525	23,253	75,509

Segment assets information as of March 31, 2014 and December 31, 2014 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2014	¥992,078	¥622,009	¥962,404	¥565,740	¥2,166,986	¥1,972,138	¥7,281,355
December 31, 2014	1,083,163	675,839	877,763	604,856	3,771,020	2,268,578	9,281,219

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, income from discontinued operations and the consolidation of certain VIEs. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profits or losses. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, write-downs of certain long-lived assets and certain foreign exchange gains or losses are excluded from the segment profits or losses and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for investment in operating leases (included in other assets), advances for investment in property under facility operations (included in other assets) and goodwill and other intangible assets recognized as a result of business combination (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Segment revenues:
Total revenues for segments	¥951,804	¥1,577,136
Revenues related to corporate assets	6,077	5,949
Revenues related to assets of certain VIEs	12,086	5,638
Revenues from inter-segment transactions	(9,761)	(12,489)
Revenues from discontinued operations	(21,320)	(2,214)

Total consolidated revenues	¥938,886	¥1,574,020

Segment profits:
Total profits for segments	¥185,824	¥279,315
Corporate losses	(17,653)	(10,453)
Gains related to assets or liabilities of certain VIEs	16,824	3,532
Discontinued operations, pre-tax	(11,636)	(463)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	5,752	9,736

Total consolidated income before income taxes and discontinued operations	¥179,111	¥281,667

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Segment revenues:
Total revenues for segments	¥353,462	¥632,541
Revenues related to corporate assets	650	1,377
Revenues related to assets of certain VIEs	2,755	1,617
Revenues from inter-segment transactions	(3,362)	(3,779)
Revenues from discontinued operations	(4,632)	0

Total consolidated revenues	¥348,873	¥631,756

Segment profits:
Total profits for segments	¥60,298	¥75,509
Corporate losses	(4,240)	(289)
Gains (losses) related to assets or liabilities of certain VIEs	448	(92)
Discontinued operations, pre-tax	(1,641)	0
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	2,115	4,214

Total consolidated income before income taxes and discontinued operations	¥56,980	¥79,342

	Millions of yen
	March 31, 2014	December 31, 2014
Segment assets:
Total assets for segments	¥7,281,355	¥9,281,219
Cash and cash equivalents, restricted cash	913,989	884,249
Allowance for doubtful receivables on direct financing leases and probable loan losses	(84,796)	(80,286)
Trade notes, accounts and other receivable	180,466	243,861
Other corporate assets	525,227	774,706
Assets of certain VIEs	253,151	275,736

Total consolidated assets	¥9,069,392	¥11,379,485

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the nine months ended December 31, 2013

	Millions of yen
	Japan	Americas*2	Other*3*4	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥675,129	¥95,824	¥189,253	¥(21,320)	¥938,886
Income before Income Taxes*1	120,826	37,702	32,219	(11,636)	179,111

For the nine months ended December 31, 2014

	Millions of yen
	Japan	Americas*2	Other*3*4	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥1,163,635	¥148,719	¥263,880	¥(2,214)	¥1,574,020
Income before Income Taxes*1	193,951	24,393	63,786	(463)	281,667

For the three months ended December 31, 2013

	Millions of yen
	Japan	Americas*2	Other*3*4	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥226,461	¥36,035	¥91,009	¥(4,632)	¥348,873
Income before Income Taxes*1	39,386	7,306	11,929	(1,641)	56,980
For the three months ended December 31, 2014
	Millions of yen
	Japan	Americas*2	Other*3*4	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥476,775	¥59,587	¥95,394	0	¥631,756
Income before Income Taxes*1	55,993	7,690	15,659	0	79,342

*Note:	1.	Results of discontinued operations, pre-tax are included in each amount attributed to each geographic area.
	2.	Mainly United States
	3.	Mainly Asia, Europe, Australasia and Middle East
	4.

Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the nine months ended December 31, 2013 and the nine months ended December 31, 2014. The revenues of Robeco aggregated on a legal entity basis were ¥39,163 million in Americas and ¥33,854 million in Other for the nine months ended December 31, 2013, and ¥73,418 million in Americas and ¥72,361 million in Other for the nine months ended December 31, 2014, and ¥20,974 million in Americas and ¥17,298 million in Other for the three months ended December 31, 2013, and ¥27,613 million in Americas and ¥33,362 million in Other for the three months ended December 31, 2014

ASC 280 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of types of business conducted include the required information.

No single customer accounted for 10% or more of the total revenues for the nine months and the three months ended December 31, 2013 and 2014.

24.	Subsequent Events

There are no material subsequent events.